EXHIBIT 10.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

among

UMB FUND SERVICES, INC.,

a Wisconsin corporation,

JEFFREY D. CLARK,

BONNIE J. CLARK,

MICHELLE JENSEN,

CHAD J. ALLEN,

JERRY A. WRIGHT,

JILL L. CALTON,

and, solely with respect to Section 10.2(c),

UMB FINANCIAL CORPORATION,

a Missouri corporation

Dated as of May 7, 2009

i

5.24	Bank Accounts, Depositories; Powers of Attorney	31
5.25	Sufficiency of Assets; Fictitious Names	31

Section 6.	Additional Representations and Warranties of Selling Shareholders	31
6.1	Legal Power; Capacity	31
6.2	Authorization	31
6.3	No Orders or Proceedings	31
6.4	Compliance with Other Instruments	31
6.5	Governmental Consents	32
6.6	Title	32
6.7	Representation	32

Section 7.	Representations and Warranties of Purchaser	32
7.1	Good Standing and Corporate Power	32
7.2	Authorization	32
7.3	No Conflicts	33
7.4	Governmental Approvals and Filings	33
7.5	Brokers	33
7.6	Acquisition of Purchased Stock	33
7.7	Financial Capacity	33
7.8	Capitalization and Voting Rights	33
7.9	Subsidiaries/Other Ownership Interests	33
7.10	Litigation	34
7.11	Intellectual Property	34
7.12	Contracts	34
7.13	Financial Statements	34
7.14	Liabilities	34
7.15	Compliance with Laws	35
7.16	Permits	35

Section 8.	Other Agreements of the Parties	35
8.1	Transfer of Intellectual Property	35
8.2	Further Assurances	35
8.3	Access to Records After Closing	35
8.4	Reserved	35
8.5	Tax Matters	35
8.6	Section 338(h)(10) Election	38
8.7	Insurance; Errors and Omission Tail	39

Section 9.	Shareholders’ Representative	40
9.1	Appointment	40
9.2	Vacancy	41
9.3	Reliance	41
9.4	Liability	41
9.5	Authority	41

Section 10.	Indemnification and Related Matters	41

10.1	Survival of Representations, Warranties and Agreements	41
10.2	Indemnification	42
10.3	Limitations; Right of Offset; Deductible	43
10.4	No Implied Representations	45
10.5	Indemnification Claims	45
10.6	Defense of Third Party Actions	45
10.7	Subrogation	47
10.8	Exclusivity	47
10.9	Representation	47

Section 11.	Miscellaneous Provisions	47
11.1	Expenses	47
11.2	Publicity	47
11.3	Governing Law	48
11.4	Time of the Essence	48
11.5	Notices	48
11.6	Table of Contents and Headings	49
11.7	Assignment	49
11.8	Parties in Interest	49
11.9	Severability	49
11.10	Entire Agreement	49
11.11	Waiver	49
11.12	Amendments	50
11.13	Interpretation of Agreement	50

Disclosure Schedules:

Schedule 1.1	Permitted Encumbrances
Schedule 5.1	Foreign Qualification
Schedule 5.2	Capitalization
Schedule 5.5	Conflicts
Schedule 5.6	Consents
Schedule 5.7	Litigation
Schedule 5.8	Intellectual Property
Schedule 5.9	Material Contracts
Schedule 5.9(b)	Exceptions to Enforceability
Schedule 5.10	Customer Contracts
Schedule 5.11(c)	Accounting Methodologies
Schedule 5.12	Liabilities
Schedule 5.13	Changes
Schedule 5.14	Taxes
Schedule 5.15	Permits
Schedule 5.17	Title to Property
Schedule 5.18	Labor Agreements
Schedule 5.19	Insurance
Schedule 5.20	Employee Plans
Schedule 5.22	Accounts Receivable
Schedule 5.23	Books of Account; Records
Schedule 5.24	Bank Accounts
Schedule 8.1	Excluded Assets
Schedule 8.7	E&O Insurance

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of May 7, 2009, by and among UMB Fund Services, Inc., a Wisconsin corporation (“Purchaser”), Jeffrey D. Clark, an individual resident of Utah, Bonnie J. Clark, an individual resident of Utah (collectively, the “Principal Shareholders”), Michelle Jensen, Chad J. Allen, Jerry A. Wright, Jill L. Calton (collectively, the “Managing Directors” and, together with the Principal Shareholders, the “Selling Shareholders”), Jeffrey D. Clark, in his capacity as Shareholders’ Representative, and, solely with respect to Section 10.2(c) of this Agreement, UMB Financial Corporation, a Missouri corporation (the “Parent” and, together with Purchaser, the “Purchaser Parties”).

RECITALS

A. The Selling Shareholders desire to sell all of the issued and outstanding shares of capital stock of J.D. Clark & Co., Inc., a Utah corporation (the “Company”), as set forth in Schedule 5.2 to this Agreement (the “Purchased Stock”).

B. Purchaser wishes to acquire the Purchased Stock from the Selling Shareholders, for the consideration and on the terms set forth in this Agreement.

C. The Purchased Stock represents 100% of the outstanding equity interests in the Company.

AGREEMENT

In consideration of the representations, warranties, covenants and agreements contained herein and the other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchaser and the Selling Shareholders, intending to be legally bound, agree as follows:

Section 1. Defined Terms.

1.1 Definitions. For purposes of this Agreement (including the Disclosure Schedules) the following terms have the meanings ascribed to them in this Section 1.1:

“Accounting Arbitrator” has the meaning specified in Section 2.3.

“Additional Purchase Price Amount” shall have the meaning specified in Exhibit C.

“Agreement” has the meaning specified above in the introductory paragraph to this Agreement.

“Annual Financial Statements” means the internally prepared unaudited balance sheet as of December 31, 2006, December 31, 2007 and the audited balance sheet as of December 31, 2008, and the related internally prepared unaudited statements of income for the years ended December 31, 2006 and December 31, 2007, and the audited statements of income, stockholders equity and cash flows for the year ended December 31, 2008, of the Company.

“Arcstone” has the meaning specified in Section 5.21.

“Breach” means any breach of, or any inaccuracy in, any representation or warranty, or any breach or nonfulfillment of any covenant or obligation in or of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a day in which banks in New York are not open for business.

“Claim Notice” has the meaning specified in Section 10.5.

“Claimant” has the meaning specified in Section 10.5.

“Closing” has the meaning specified in Section 4.1.

“Closing Cash Payment” has the meaning specified in Section 2.1(a).

“Closing Date” means the time and date on which the Closing actually takes place.

“Closing Date Balance Sheet” has the meaning specified in Section 2.3.

“Closing Date Fixed Assets” means the book value of the furniture and fixtures of the Company, net of depreciation, as of the Closing Date, as determined in accordance with GAAP.

“Closing Date Net Working Capital” means the following as of 12:00 A.M. Mountain time on the Closing Date: (a) the sum of the current assets of the Company, including cash equivalents and accounts receivable, minus (b) the sum of the current liabilities of the Company, in each case determined in accordance with GAAP.

“Closing Financial Statements Delivery Date” has the meaning specified in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” has the meaning specified in Section 5.2.

“Company” has the meaning specified above in the introductory paragraph to this Agreement.

“Company Intellectual Property” means all Intellectual Property listed on Schedule 5.8(a) and any other Intellectual Property owned by the Company.

“Consent” means any approval, consent, ratification, waiver or other authorization (including any authorization from a Governmental Body).

“Contemplated Transactions” means the transactions contemplated by this Agreement and the other Transaction Agreements.

“Contract” means any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Core Representations” has the meaning specified in Section 10.1.

“Customer Contracts” has the meaning specified in Section 5.10.

“Damages” means, collectively, all losses, liabilities, damages (including incidental but excluding consequential damages and diminution in value), demands, claims, suits, actions, causes of action, judgments, assessments, costs and expenses, including interest, penalties, reasonable attorneys’ fees, any and all reasonable expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, and any and all amounts paid in settlement of any claim or litigation, whether or not involving a third-party claim; provided, however, that, with respect to a third-party claim, incidental and consequential damages and diminution in value damages awarded pursuant to a final non-appealable court order shall be considered Damages to the extent of such third-party claim, and provided further, that for purposes of computing the amount of Damages incurred by any Person under Section 10 of this Agreement, there shall be deducted:

1. the net amount of any Tax benefit actually received by such Person or any of such Person’s affiliates in connection with such Damages; and

2. the net amount actually recovered pursuant to any insurance policy that is actually received by such Person in connection with such Damages, less any deductible payments, premium increases or costs of enforcement arising from such Damages.

“Deductible Amount” has the meaning specified in Section 10.3.

“Determination Date” has the meaning specified in Section 2.3.

“Disclosure Schedules” means the Disclosure Schedules delivered by the Selling Shareholders to Purchaser concurrently with the execution and delivery of the Agreement and attached to the Agreement.

“Discussion Period” shall have the meaning specified in Section 2.3(a).

“Earn-out Amount” means the sum of the Incentive Bonus Pool Amount and the Additional Purchase Price Amount.

“Employee Plans” has the meaning specified in Section 5.20.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, equity, trust, equitable interest, claim, preference, right of possession, lease, tenancy, license, encroachment, covenant, infringement, interference, Order, proxy, option, right of first refusal, preemptive right, community property interest, defect, impediment, exception, reservation, limitation, impairment, imperfection of title, condition or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), other than a Permitted Encumbrance.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environmental Laws” has the meaning specified in Section 5.16.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, or any successor law, and rules and regulations issued pursuant to that Act or any successor law.

“ERISA Affiliates” has the meaning specified in Section 5.20(a).

“Excluded Assets” has the meaning specified in Section 8.1.

“Financial Statements” has the meaning specified in Section 5.11.

“GAAP” means generally accepted accounting principles for financial reporting in the United States, applied on a consistent basis.

“Governmental Body” means any nation, principality, state, commonwealth, province, territory, county, city, town, village, municipality, district or other jurisdiction of any nature; any federal, state, local, municipal, foreign or other government; any governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); any multi-national organization or body; and/or individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Incentive Bonus Plan” means the incentive bonus plan as agreed upon by the parties.

“Incentive Bonus Pool Amount” shall have the meaning specified in Exhibit C.

“Income Tax” means any federal, state or local Tax determined with respect to the net income (taking into account capital gains) of the taxpayer.

“Income Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

“Indebtedness” means, without duplication: (a) all indebtedness or other obligations for borrowed money, whether current, short-term or long-term, secured or unsecured, including all overdrafts and negative cash balances, (b) all indebtedness for the deferred purchase price for purchase of property or services that is not evidenced by trade payables, such as reimbursement and other obligations for surety bonds and letters of credit, (c) obligations evidenced by notes, bonds, debentures or similar instruments, (d) all lease obligations under leases that are capital leases in accordance with GAAP, (e) all off-balance sheet financing, including synthetic leases and project financing, (f) any negative cash position in any bank account, (g) all payment obligations in respect of banker’s acceptances or letters of credit (other than stand-by letters of credit in support of ordinary course trade payables), (h) all liability with respect to interest rate swaps, collars, caps and similar hedging obligations, and (i) all indebtedness referred to in clauses (a) through (h) above of any other Person that is either guaranteed by, or secured by an Encumbrance upon any property owned by, the Company, and (j) accrued and unpaid interest on, and prepayment premiums, penalties or similar contractual changes arising as a result of the discharge of, any such foregoing obligation, in each case constituting a Liability of the Company.

“Indemnified Party” has the meaning specified in Section 10.6.

“Indemnifying Party” has the meaning specified in Section 10.6.

“Integris” has the meaning specified in Section 5.21.

“Intellectual Property” means any intellectual or industrial property and other proprietary rights that may exist or be created under the laws of any jurisdiction throughout the world, and any applications for registration and registrations of the foregoing property and the foregoing rights (whether pending, existing, abandoned or expired), including, without limitation:

1. all registered or unregistered trademarks, service marks, trade names and general intangibles of a similar nature (including corporate names, logos, trade dress, slogans, and product names), and the goodwill associated therewith, and all rights in Internet web sites, Internet domain names, uniform resource locators, and keywords and purchased search terms;

2. all patents and patent applications (including originals, divisions, continuations, continuations-in-part, re-examinations, extensions or reissues thereof), and all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice) and all improvements thereto;

3. all copyrightable works and registered and unregistered copyrights in both published and unpublished works and all sui generis rights in data and databases, and all moral rights therein; and

4. all information that derives economic value from not being generally known to other Persons, and any other information that is proprietary or confidential to the Company or its subsidiaries, including, without limitation, know-how, ideas, processes, documentation, information, formulas, data, customer and supplier lists business, and marketing plans, pricing and cost information, software (in both object code and source code form), data, process technology, plans, drawings, designs, and specifications (collectively, “Proprietary Information”).

“Interim Financial Statements” mean the internally prepared balance sheet as of April 30, 2009, and the related internally prepared statement of income for the three (3) month period ended April 30, 2009, of the Company.

“IRS” means the United States Internal Revenue Service.

“Key Company Employees” means the Company employees set forth on Exhibit E.

“Knowledge” means actual knowledge after reasonable inquiry or any knowledge that a Person should have acquired as a result of his or her position as an officer or owner of the Company.

“Leases” has the meaning specified in Section 5.17(d).

“Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means any obligation or liability of any nature (including any known, unknown, undisclosed, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), due or to become due, regardless of whether such obligation, duty or liability would be required to be disclosed on a balance sheet, regardless of whether such debt, obligation, duty or liability is immediately due and payable, including but not limited to Indebtedness of the Company.

“Licensed Intellectual Property” means all Intellectual Property that is used by the Company pursuant to a license or other right granted by a third party.

“License Effective Date” shall mean the first day following Closing.

“Material Adverse Change” means any event, change, development, effect, condition or occurrence that, either individually or in the aggregate with all other such events, changes, developments, effects, conditions or occurrences, has had, or with the passage of time, could reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), operations, business, properties or assets of the Company, other than any event, change, development or occurrence relating to (a) changes in general economic conditions, financial markets or interest rates, (b) a declaration of war, major hostilities, acts of terrorism or other national calamity, or (c) changes in general in the condition of the industries in which the Company operates.

“Matter” means any claim, demand, dispute, action, suit, examination, audit, proceeding, investigation, inquiry or other similar matter.

“Managing Directors” has the meaning specified above in the introductory paragraph of this Agreement.

“Minimum Fixed Assets” means the book value of the furniture and fixture assets, net of depreciation, of at least $1.25 million, as determined in accordance with GAAP.

“Multiemployer Plan” has the meaning specified in Section 5.20(f).

“Multiple Employer Plan” has the meaning specified in Section 5.20(f).

“Net Negative Working Capital Payment” has the meaning specified in Section 2.3(b).

“Net Positive Working Capital Payment” has the meaning specified in Section 2.3(c).

“Objection Period” shall have the meaning specified in Section 2.3.

“Order” means any order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award that is, has been or may in the future be issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or any contract with any Governmental Body that is, has been or may in the future be entered into in connection with any Proceeding.

“Parent” has the meaning specified above in the introductory paragraph to this Agreement.

“Parent Financial Statements” has the meaning specified in Section 7.13.

“Permit” means all permits, licenses, registrations, certificates, orders, clearances or approvals of any Governmental Body that are required for the Company to conduct its business as currently conducted.

“Permitted Encumbrance” means any (i) liens for Taxes for the current tax year not yet due and payable, (ii) liens for Taxes that are being contested in good faith through appropriate proceedings, all as set forth on Schedule 1.1 attached hereto, (iii) purchase money indebtedness as set forth on Schedule 1.1 attached hereto; and (iv) the security interest in favor of the landlord under the Office Lease Agreement between Property Reserve, Inc., by and through its authorized agent Zions Securities Corporation and Company , dated as of April 27, 2006 and First Lease Amendment, dated as of April 22, 2008.

“Person” means any individual, corporation, association, general partnership, limited partnership, venture, trust, association, firm, organization, company, business, Entity, union, society, government (or political subdivision thereof) or governmental agency, authority or instrumentality.

“Post-Closing Adjustment” shall have the meaning specified in Section 2.3.

“Post-Closing Period Tax Returns” has the meaning specified in Section 8.5(b).

“Post-Closing Tax Period” has the meaning specified in Section 8.5(b).

“Praesideo” has the meaning specified in Section 8.1.

“Praesideo Software” has the meaning specified in the SALA.

“Pre-Closing Period Tax Returns” has the meaning specified in Section 8.5(a).

“Pre-Closing Tax Period” has the meaning specified in Section 8.5(b).

“Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard by or before, or that otherwise has involved or may involve, any Governmental Body or any arbitrator or arbitration panel; provided, however, that, except solely for the purposes of the representation made in Section 5.14(b) and for purposes of the first sentence of Section 10.6(b), the term “Proceeding” shall not include any administrative or judicial action, proceeding, audit, examination or investigation with respect to any Tax.

“Profit Sharing Plan” means the Company Profit Sharing Plan (effective January 1, 1992), as amended.

“Purchase Price” has the meaning specified in Section 2.1.

“Purchased Stock” has the meaning specified in the Recitals.

“Purchaser” has the meaning specified above in the introductory paragraph to this Agreement.

“Purchaser Financial Statements” has the meaning specified in Section 7.13.

“Purchaser Parties” has the meaning specified above in the introductory paragraph to this Agreement.

“Purchaser Indemnified Party” has the meaning specified in Section 10.2.

“Real Property” has the meaning specified in Section 5.17.

“Representatives” of a Person shall include:

(a) such Person’s affiliates, shareholders, directors, officers, employees, agents, attorneys, accountants and representatives; and

(b) all shareholders, directors, officers, employees, agents, attorneys, accountants and representatives of each of such Person’s affiliates.

“Response Period” has the meaning specified in Section 10.6(b).

“Retirement Plan” has the meaning specified in Section 8.8.

“Retirement Plan Service Contract” has the meaning specified in Section 8.8.

“SALA” means the software license and assignment agreement between Praesideo and the Company in the form agreed upon by the parties.

“Section 338(h)(10) Election” has the meaning specified in Section 8.6(a).

“Section 338 Forms” has the meaning specified in Section 8.6(a).

“Seller Indemnified Party” has the meaning specified in Section 10.2.

“Selling Shareholders” has the meaning specified above in the introductory paragraph to this Agreement.

“Shareholders’ Representative” has the meaning specified in Section 9.1.

“Straddle Period Tax Returns” has the meaning specified in Section 8.5(b).

“Target Net Working Capital” means $652,000; provided, however, that the Target Net Working Capital will be increased or decreased, as appropriate, for each dollar by which the Company’s May and June 2009 billings are less than or greater than $1,500,000 in the aggregate. The Target Net Working Capital will be increased by any employer taxes (FICA and Medicare) attributable to pre-Closing compensation that have not been paid, including, but not limited to, taxes for Company stock and bonus payments issued to employees. For the purposes of the above provisions, the Company’s May and June 2009 billings shall be equal to the sums properly billed between the Closing Date and June 30, 2009 and either collected during the period or reasonably believed to be fully collectible.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, license value added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, transfer tax, registration tax, value added tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax, social security tax (or similar), unemployment tax, disability tax, or payroll tax), escheat tax or unclaimed property liability, any related charge or amount (including any fine, penalty or interest) and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

“Transaction Agreements” mean:

1. this Agreement;

2. the Incentive Bonus Plan in the form agreed upon by the parties;

3. an employment, non-competition and non-solicitation agreement between the Company and Jeffrey D. Clark in the form agreed upon by the parties (the “Jeff Clark Employment Agreement”);

4. a non-competition and non-solicitation agreement between the Company and Bonnie J. Clark in the form agreed upon by the parties (the “Bonnie J. Clark Non-Competition and Non-Solicitation Agreement”);

5. a retention bonus and non-competition agreement signed by each of the Managing Directors in the form agreed upon by the parties (the “Managing Directors’ Retention Agreements”);

6. a release signed by each Selling Shareholders in the form agreed upon by the parties (the “Selling Shareholders’ Release”);

7. the retention bonus and non-solicitation agreement signed by each of the Key Company Employees in the form agreed upon by the parties (the “Key Company Employees’ Retention Agreements”); and

8. the SALA.

Section 2. Sale and Purchase of Stock.

2.1 Purchase Price. On the basis of the representations, warranties and agreements contained herein, Purchaser will purchase from each of the Selling Shareholders, and the Selling Shareholders shall sell to the Purchaser, the respective number of shares of Purchased Stock set forth on Schedule 5.2 hereto opposite such Selling Shareholder’s name. The aggregate purchase price (the “Purchase Price”) payable by Purchaser for the Purchased Stock shall be the sum of:

(a) $23,054,256 (the “Closing Cash Payment”), (which, for explanatory purposes only, was calculated based upon an amount equal to 50% of a mutually agreed upon purchase price that will be based upon 4.5 times annual revenue calculated in accordance with GAAP and based upon the Company’s quarterly run rate for the three (3) months ended March 31, 2009, multiplied by four (4), and excluding Hall, Cannell, Family Office and any revenue generated from known fund closings but including new business known as of the Closing Date as long as there was a signed contract and the customer had been billed on or prior to March 30, 2009); plus or minus, as applicable,

(b) the Post-Closing Adjustment; plus

(c) the Additional Purchase Price Amounts.

2.2 Payment of Purchase Price. The Purchase Price shall be paid as follows:

(a) At the Closing, Purchaser shall deliver the Closing Cash Payment to the Shareholders’ Representative, and the Shareholders’ Representative shall pay directly to third parties the transaction costs listed in the flow of funds memorandum delivered by the Shareholders’ Representative to the Purchaser. After the payments described in the preceding sentence, the Shareholders’ Representative shall deliver to each Selling Shareholder his or her pro rata share of the remaining Closing Cash Payment (which in the case of the Managing Directors, shall be reduced for the applicable withholding amounts that are to be paid by the Shareholders’ Representative to the Company to enable the Company to make payment to the appropriate taxing authorities), and each Selling shareholder’s pro rata share of the remaining Closing Cash Payment shall be based upon a ratio, the numerator of which is the total number of shares of Purchased Stock sold by such Selling Shareholder at Closing as specified opposite such Selling Shareholder’s name on Schedule 5.2 hereto, and the denominator of which is the total number of all outstanding shares of Common Stock of the Company (whether or not sold at Closing) (the “Shares”). In exchange therefore, each Selling Shareholder shall deliver to Purchaser stock certificate(s) representing the number of shares of Purchased Stock opposite such Selling Shareholder’s name on Schedule 5.2 hereto and accompanied by a separate stock assignment duly endorsed by such Selling Shareholder, unqualifiedly assigning all such shares of Purchased Stock to Purchaser;

(b) The Post-Closing Adjustment shall be paid in accordance with Section 2.3 below; and

(c) Subject to Purchaser’s right of setoff in Section 10.3, the Additional Purchase Price Amounts, if any, shall be calculated and payable in accordance with Exhibit C.

(d) Except as expressly provided, all payments under this Agreement to the Selling Shareholders shall be allocated among the Selling Shareholders in accordance with the proportionate interests set forth in Schedule 5.2.

2.3 Post-Closing Adjustment.

(a) As promptly as practicable, but not more than seventy five (75) days after the Closing Date (the date on which the Closing Date Balance Sheet is delivered, the “Closing Financial Statements Delivery Date”), the Purchaser shall cause the Company to prepare and deliver to the Selling Shareholders a balance sheet of the Company (the “Closing Date Balance Sheet”) as of the Closing Date and a calculation of Closing Date Net Working Capital and the Closing Date Fixed Assets and the resulting adjustments to the Purchase Price specified in this Section 2.3(a) and proration of any rents, prepaid items (including client fees) and other applicable items as of the Closing Date (the “Post-Closing Adjustment”). The Closing Date Balance Sheet and such calculations shall be accompanied by a certificate of the Purchaser’s Chief Financial Officer to the effect that (x) the Closing Date Balance Sheet presents fairly, in all material respects in accordance with GAAP, the financial condition of the Company as of the Closing Date and (y) the Closing Date Fixed Assets and Closing Date Net Working Capital were calculated in accordance with GAAP and the provisions of this Agreement. The Selling Shareholders and their Representatives shall be entitled to reasonable access during normal business hours to the relevant records, personnel and working papers, and shall be entitled to copies of such records and working papers, of the Company to aid in the review of the Closing Date Balance Sheet and the calculations of the Closing Date Fixed Assets and Closing Date Net Working Capital. The Closing Date Balance Sheet and the calculation of the Closing Date Fixed Assets and Closing Date Net Working Capital shall be deemed to be accepted by the Selling Shareholders and shall be conclusive for the purposes of the adjustment described in Section 2.3(b) except in the event that the Selling Shareholders shall have delivered, within thirty (30) days after the Closing Financial Statements Delivery Date (the “Objection Period”), a written notice to the Purchaser setting forth objections thereto. If a change proposed by the Selling Shareholders is disputed by Purchaser then the Selling Shareholders and Purchaser shall negotiate in good faith to resolve such dispute. If, after a period of thirty (30) days following the date on which the Selling Shareholders deliver to Purchaser notice of proposed changes (the “Discussion Period”), any such proposed change still remains disputed, then Purchaser and the Selling Shareholders hereby agree that both parties will make presentations to a mutually agreed upon independent accounting firm (the “Accounting Arbitrator”), which shall resolve any remaining disputes. The Accounting Arbitrator shall act as an arbitrator to make a determination with respect to the issues that are disputed by the parties, based on the presentations by both the Selling Shareholders and the Purchaser, and by independent review by the Accounting Arbitrator if deemed necessary in the sole discretion of the Accounting Arbitrator, which determination shall be limited to only those issues that remain in dispute. The decision of the Accounting Arbitrator shall be made within thirty (30) days following submission of the dispute to the Accounting Arbitrator and shall be final and binding. The fees and expenses of the Accounting Arbitrator, if any, shall be split between the Purchaser and the Selling Shareholders. The date (the “Determination Date”) on which Closing Date Net Working Capital is finally determined pursuant to this Section 2.3(a) shall be deemed to be the earliest of the following dates: (i) the date of expiration of the Objection Period if the Selling Shareholders have not delivered written notice of objection thereto prior to such date; (ii) the date of expiration of the Discussion Period if Purchaser and the Selling Shareholders have resolved all disputed amounts prior to such date; or (iii) the date on which the Accounting Arbitrator determines the disputed amounts.

(b) In the event that the Target Net Working Capital exceeds the Closing Date Net Working Capital (such excess being the “Net Negative Working Capital Payment”), then the Selling Shareholders shall pay to Purchaser an amount equal to the Net Negative Working Capital Payment.

(c) In the event that the Closing Date Net Working Capital exceeds the Target Net Working Capital (such excess being the “Net Positive Working Capital Payment”), then Purchaser shall pay to the Shareholder’s Representative an amount equal to the Net Positive Working Capital Payment, and the Shareholder’s Representative shall pay each of the Selling Shareholders his or her share of the Net Positive Working Capital Payment, on a pro rata basis (in accordance with the ratios described in Section 2.2(a)).

(d) Any payments required to be made by the Selling Shareholders or Purchaser pursuant to this Section 2.3 shall be made within seven (7) Business Days following the Determination Date by wire transfer of immediately available funds to an account designated by the recipient of such payment.

Section 3. Other Transactions and Agreements.

3.1 The Incentive Bonus Plan. The Company shall enter into the Incentive Bonus Plan substantially in the form agreed upon by the parties.

3.2 Jeffrey D. Clark Employment, Non-Competition and Non-Solicitation Agreement. At the Closing, the Company and Jeffrey D. Clark shall enter into the Jeff Clark Employment Agreement.

3.3 Bonnie J. Clark Non-Competition and Non-Solicitation Agreement. At the Closing, Bonnie J. Clark shall enter into the Bonnie J. Clark Non-Competition and Non-Solicitation Agreement.

3.4 Software Assignment and License Agreement. At the Closing, Praesideo and the Company shall enter into the SALA and Praesideo shall deliver to the Company the Source Code as required thereunder.

Section 4. Closing.

4.1 Date and Time of Closing. The closing of the Contemplated Transactions (the “Closing”) shall take place by exchanging documents via electronic mail, facsimile or overnight courier at 1:00 p.m. (MST) on May 7, 2009, or at such other time and place as Purchaser and the Selling Shareholders may agree.

4.2 Actions to be Taken at the Closing. At the Closing:

(a) the Selling Shareholders shall deliver to Purchaser the stock certificates representing the Purchased Stock in accordance with Section 2.2 hereof, free and clear of all liens and Encumbrances (other than transfer restrictions under applicable federal and state securities laws);

(b) Purchaser shall pay the Closing Cash Payment in accordance with Section 2.2 hereof;

(c) Bonnie J. Clark shall resign from her positions as a director and officer of the Company; and

(d) The Principal Shareholders shall deliver, or cause to be delivered, to Purchaser the following documents:

(i) a certificate of good standing of the Company issued by the Secretary of State of the State of Utah dated not more than one Business Day prior to Closing;

(ii) the Jeff Clark Employment Agreement;

(iii) the Bonnie J. Clark Non-Competition and Non-Solicitation Agreement;

(iv) the Selling Shareholder Releases;

(v) the Managing Directors’ Retention Agreements executed by the Managing Directors;

(vi) evidence of a tail policy for errors and omissions and professional liability insurance for periods prior to Closing in accordance with Section 8.7 hereto;

(vii) evidence of the transfer to the Company by Praesideo Technologies, LLC, free and clear of all liens and Encumbrances, of certain assets listed on Schedule 5.8(a) attached hereto;

(viii) evidence of the termination of the lease by the Company of the aircraft with registration number N600DE;

(ix) evidence of the Company’s adoption of the Incentive Bonus Plan for the Managing Directors and the Key Company Employees to take effect as of the first day immediately following the Closing Date;

(x) the SALA, executed by the signatories thereto;

(xi) pay-off letters, lien discharges, releases of guarantees and any other documents as are reasonably required by Purchaser in order to satisfy all Indebtedness of the Company simultaneously with Closing;

(xii) An IRS Form 8023 prepared by the Purchaser to the satisfaction of the Company and signed by each of the Selling Shareholders;

(xiii) A letter of good standing from the Utah State Tax Commission certifying that the Company has filed all State of Utah franchise and income tax returns and paid all State of Utah income and franchise taxes due as of April 22, 2009;

(xiv) All of the Company’ corporate records books and stock transfer ledgers;

(xv) The Landlord Consent to Tenant Reorganization between the Company and Property Reserve, Inc.;

(xvi) The Landlord Consent to Sublease between the Company and Property Reserve, Inc.;

(xvii) Evidence of a minimum of $1.25 million in Minimum Fixed Assets of the Company, as determined in accordance with GAAP, as of and immediately following the Closing; and

(xviii) such other documents and instruments as shall reasonably be required by Purchaser to be executed and delivered by any Selling Shareholder or the Company in order to fully and effectively consummate the Contemplated Transactions.

Section 5. Representations and Warranties of Selling Shareholders. Subject to the limitations set forth in Section 10 and this Section 5 of this Agreement, each of the Selling Shareholders, jointly and severally, represents and warrants to Purchaser as follows, except as disclosed in the Disclosure Schedules by reference to the applicable section number below or where it is clearly apparent that disclosure set forth in a different section of the Disclosure Schedules was intended.

5.1 Good Standing and Corporate Power of Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah. The Company has all requisite corporate power and authority to own, lease, use and operate its properties and to conduct the business in which it is currently, and as it is currently proposed to be, engaged and has all requisite corporate power and authority to execute, deliver and perform its obligations under the Transaction Agreements to which it is a party. The Company is duly qualified and in good standing to transact business in the jurisdictions set forth in Schedule 5.1, which are the only jurisdictions in which the nature of its business or its other activities, or the properties that it owns, leases or operates, requires it to qualify to do business as a foreign corporation. The Company has not received any written notice, or, to the Knowledge of the Selling Shareholders, any verbal notice, within the three (3) years prior to the Closing Date from any official of any Governmental Body in any jurisdiction to the effect that the Company is required to be qualified or authorized to do business in such jurisdiction, in which the Company is not so qualified or has not obtained such authorization.

5.2 Capitalization and Voting Rights.

(a) The authorized capital stock of the Company consists solely of (i) Two Thousand (2,000) shares of common stock, with a par value of $.10 per share (“Common Stock”), of which 1,053 shares are issued and outstanding, and none are held in Treasury.

(b) The Selling Shareholders own beneficially and of record all of the Common Stock constituting the Purchased Stock, which is all of the issued and outstanding capital stock of the Company. The number of shares owned by each of the Selling Shareholders is set forth in Schedule 5.2.

(c) Each share of Common Stock, including the Purchased Stock, has been duly authorized and validly issued and is fully paid and nonassessable. No shares of Common Stock, including the Purchased Stock, were issued in violation of any preemptive or similar rights. The issuance and sale of all securities of the Company have been in full compliance with all applicable state and federal laws concerning the issuance of securities.

(d) There are no outstanding subscriptions, options, warrants, puts, calls, purchase rights (including conversion or preemptive rights), agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by the Company or any Selling Shareholder of any securities of the Company, nor are there outstanding any securities which are convertible into or exchangeable for shares of capital stock or equity interests of the Company. The Company does not have any obligation of any kind to issue additional securities or to pay for any securities of any predecessor. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company’s capital stock or equity interests.

5.3 Subsidiaries/Other Ownership Interests. The Company has, and during the five-year period prior to the date of this Agreement, has (a) had, no subsidiaries, and (b) not owned or controlled, directly or indirectly, any interest in any other corporation, association, or other business entity. The Company is not a participant in any joint venture or partnership. The Company is not, directly or indirectly, subject to any obligation or requirement to provide funds to, or invest (in the form of a loan, capital contribution or otherwise) in any company, partnership, association, joint venture or similar non corporate business enterprise.

5.4 Authorization. The execution, delivery and performance of this Agreement by each Selling Shareholder have been duly authorized by all necessary action on the part of each Selling Shareholder, and no other action on the part of such Selling Shareholder is necessary to authorize the execution, delivery and performance of the Transaction Agreements and the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by each Selling Shareholder and constitutes, and upon the execution and delivery by such Selling Shareholder of the Transaction Agreements to which he or she is a party, such Transaction Agreements shall constitute, legal, valid and binding obligations of such Selling Shareholder enforceable against such Selling Shareholder in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other laws affecting creditors’ rights generally.

5.5 No Conflicts. Except as set forth in Schedule 5.5, the execution and delivery by each Selling Shareholder of the Transaction Agreements to which he or she is a party, the performance of his or her obligations under such Transaction Agreements and the consummation of the Contemplated Transactions do not and shall not:

(a) conflict with, contravene or result in a violation or breach of any of (i) the terms, conditions or provisions of the Company’s articles of incorporation or bylaws, or (ii) any resolutions adopted by the directors or shareholders of the Company;

(b) conflict with, contravene or result in a violation or breach of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any term or provision of any law or Order applicable to the Company or any Selling Shareholder, or any assets owned or used by the Company;

(c) conflict with or result in a violation or breach of, or constitute a default under, any Contract or license to which the Company or any Selling Shareholder is a party or by which any of the Company’s assets and properties is bound;

(d) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any material Permit that is held by the Company or that otherwise relates to the business of, or any of the material assets owned or used by the Company;

(e) contravene, conflict with, or result in a violation or Breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Customer Contract or other Contract; or

(f) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned by the Company.

5.6 Consents. Except as set forth in Schedule 5.6, no Consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body or any Person on the part of the Company or any Selling Shareholder is required in connection with the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions.

5.7 Litigation. Except as noted in Schedule 5.7, there are no (and over the last five years there have been no) Proceedings pending or, to the Knowledge of the Selling Shareholders, threatened against the Company (or any of its employees, officers or directors in connection with the business or affairs of the Company), before any federal, state, local or foreign court or Governmental Body in which the amount in dispute exceeds (or exceeded) $10,000 or that has resulted or could reasonably be expected to result in liability or loss for the Company of more than $10,000. Except as noted in Schedule 5.7, there exist no disputes or conflicts that the Selling Shareholders reasonably expect to result in any Proceeding to which the Company is a party and that has resulted or could reasonably be expected to result in liability or loss for the Company of more than $10,000. There are no Proceedings pending or, to the Knowledge of the Selling Shareholders, threatened for the purpose of enjoining or preventing this Agreement or the Contemplated Transactions or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement. The Company is not subject to any judgment, Order or decree, or governmental restrictions specifically naming the Company.

5.8 Intellectual Property. With respect to the Praesideo Software, and all Intellectual Property, Company Intellectual Property and Company Licensed Intellectual Property therein and thereto, the representations and warranties of the Selling Shareholders under this Section 5.8 and the disclosures set forth on Schedule 5.8(a) shall be made as of the License Effective Date.

(a) Schedule 5.8(a) sets forth a true and complete list of (i) all registered Company Intellectual Property, (ii) all software assigned to the Company or licensed to the Company pursuant to the SALA, and (iii) all unregistered trademarks that are material to the Company’s business as it is currently operated but excluding trademarks specifically associated with the software assigned or to be licensed under the SALA. The Company has not received any written notice of infringement upon or conflict with the asserted rights of others as to Intellectual Property. Except as set forth in Schedule 5.8(a), the Company has the right to use the Company Intellectual Property, including the Proprietary Information, free and clear of any rights, liens, encumbrances or claims of others, except for Permitted Encumbrances and except for the rights of third parties in independently developed Proprietary Information similar or identical to that of the Company and not Known to the Selling Shareholders or derived from any Proprietary Information of the Company or Praesideo and disclosed to such third parties by Company, Praesideo or its agents or contractors.

(b) To the Knowledge of the Selling Shareholders, the Company Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property used in the operation of the business of the Company as of the date hereof.

(c) The Company is the exclusive owner of the entire right, title and interest in and to the Company Intellectual Property (other than the Praesideo Software), and, as between the Company and the third parties who have provided Licensed Intellectual Property to the Company, has a valid right to use the Licensed Intellectual Property in connection with the Company’s business as it is currently operated, subject only to (i) the terms of the license agreements required to be disclosed in Schedule 5.9 and any other license agreements applicable to the Licensed Intellectual Property (the “License Agreements”), and to (ii) any third party patent rights not Known to the Selling Shareholders. To the Knowledge of the Selling Shareholders, the Company Intellectual Property has not been adjudged invalid or unenforceable in whole or in part and is valid, subsisting and enforceable.

(d) The conduct of the Company’s business as currently conducted does not infringe, conflict with, dilute, misappropriate, or otherwise violate the trade secrets or copyrights of any third person, and to the Knowledge of the Selling Shareholders, the conduct of the Company’s business as currently conducted does not infringe, conflict with, dilute, misappropriate, or otherwise violate the Intellectual Property of any third Person, and, to the Knowledge of the Selling Shareholders, no action, claim, inquiry, or proceeding alleging any of the foregoing is pending against the Company, and, to the Knowledge of the Selling Shareholders, no claim, suit or action has been threatened or asserted against the Selling Shareholders or the Company alleging any of the foregoing. To the Knowledge of the Selling Shareholders, no Person is engaging in any activity that infringes the Company Intellectual Property.

(e) No Company Intellectual Property or, to the Knowledge of the Selling Shareholders, Licensed Intellectual Property is subject to any outstanding decree, order, injunction, judgment or ruling involving the Company and materially restricting the use of such Company Intellectual Property or Licensed Intellectual Property or that would impair the validity or enforceability of such Company Intellectual Property. The consummation of the Contemplated Transactions will not result in the termination or impairment of any Company Intellectual Property or, by the terms of any agreement to which any Licensed Intellectual Property is subject, any Licensed Intellectual Property.

(f) The Company does not utilize any inventions of any of the employees of the Company (or people the Company currently intends to hire) or consultants made prior to their employment by the Company, in the conduct of the Company’s business as currently conducted, except for inventions that have been assigned or licensed to the Company as of the date hereof. The Company has taken reasonable steps to promote and preserve the security and confidentiality of its Proprietary Information.

(g) All ownership and other rights relating to the Praesideo intellectual property set forth on Schedule 5.8 attached hereto have been properly transferred to the Company prior to the Closing Date pursuant to the SALA.

(h) Company has utilized industry standard anti-virus software to ensure that the Software (as defined in the SALA), does not contain any virus, disabling code, worm, trap door, back door, timer, clock, counter or other limiting routine, instruction or design that would damage data or cause the Software to become inoperable or incapable of being used in manner currently used in the business.

5.9 Contracts.

(a) Schedule 5.9(a) contains a complete and accurate list of all Contracts to which the Company is a party or bound by (other than Customer Contracts, which are listed in Schedule 5.10 as described below):

(i) that involve any lease (whether of real or personal property) that involve annual rentals of $10,000 or more;

(ii) that involve any payments or commitments for the purchase or sale by the Company of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the Company of $25,000 or more;

(iii) that are material to the condition, operations, assets or business of the Company;

(iv) that constitute any partnership, joint venture or other similar agreement involving the Company;

(v) that relate to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) that includes any covenants limiting or in any way purporting to restrict the freedom of the Company to compete in any line of business in any geographic area or to employ or otherwise engage any Person;

(vii) with any present or former director, shareholder or officer of the Company, or any Person related by blood or marriage to any such Person, or any Person controlling, controlled by or under common control with any such Person, or with any employee, agent or consultant of the Company not terminable by the Company at will;

(viii) that relates to the securities of the Company or rights in connection therewith;

(ix) that constitutes any Contract pursuant to which any Intellectual Property Rights are licensed or sublicensed to or from the Company;

(x) that constitutes any Contract under which the Company has loaned money or promised to lend money, or made any other loan or advance to, or other investment in, any other Person, or that involves Indebtedness or guaranties of Indebtedness, in each case in excess of $5,000;

(xi) that constitutes any collective bargaining agreement or similar labor related Contract;

(xii) that extend beyond one year, unless cancelable by the Company or sixty (60) days’ or fewer notice without liability, penalty or premium in excess of $5,000;

(xiii) that provide for the future purchase by the Company of any materials, equipment, services or supplies in excess of $5,000 per year and that continue for a period of more than twelve (12) months including periods covered by any option to renew by either party) or provide for a price in excess of current market prices or is in excess of normal operating requirements over its remaining term;

(xiv) that includes any obligation or commitment that materially limits the freedom of the Company to sell, lease, license or otherwise distribute any product, service, client information or software system or program (including any agreement, Contract, or other arrangement or understanding with any vendor that obligates the Company to distribute, exclusively, products supplied by such vendor or any client information or software system or program); or

(xv) that sets forth any obligation or commitment providing for indemnification or responsibility for the obligations or losses of any Person.

True, correct and complete copies of all such written (and summaries of all such oral or implied) Contracts have been delivered to Purchaser.

(b) Except as disclosed in Schedule 5.9(b): (i) each of such Contracts is valid and binding, in full force and effect and enforceable in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally; (ii) neither the Company nor, to the Knowledge of the Selling Shareholders, any other party thereto is in violation of, in default or breach in any respect under the terms of any such Contract; (iii) to the Knowledge of the Selling Shareholders no event has occurred that, with the passing of time or the giving of notice or both would result in a default or breach of any such Contract, or allow for termination or cancellation thereof; and (iv) the Company has not received any written notice from any party to any such Contract listed in Schedule 5.9 of any intention to terminate, cancel or otherwise fail to perform any obligations of such party under any such Contract.

5.10 Customer Contracts. Set forth on Schedule 5.10 hereto is a complete and accurate list of all the Company’s Contracts with customers (the “Customer Contracts”). Each such Customer Contract is valid and binding, in full force and effect, and enforceable in accordance with its terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. The Company has performed and is in compliance with all of the material terms of the Customer Contracts and all instruments and agreements relating thereto and no default or event of default, or event or condition which with notice or lapse of time or both would constitute such a default or event of default, on its part or, to the Knowledge of the Selling Shareholders, on the part of any other party thereto exists with respect to any such Customer Contract. To the Knowledge of the Selling Shareholders, no such Customer Contract contains any material contractual requirement with which there is a reasonable likelihood the Company will be unable to comply.

5.11 Financial Statements.

(a) The Company has delivered to Purchaser (i) the Annual Financial Statements, and (ii) the Interim Financial Statements (collectively, the “Financial Statements”). Except as described in Section 5.11(c) with respect to the 2006 annual financial statements, the Financial Statements have been prepared in accordance with GAAP, on a consistent basis through the periods indicated, and fairly present in all material respects the financial condition and results of operation of the Company, subject, in the case of the Interim Financial Statements, to normal recurring year end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse). No financial statements of any Person other than the Company are required, under GAAP, to be included in the consolidated financial statements of the Company. There have been no material adverse changes in the assets, liabilities or financial condition of the Company since the date of the Interim Financial Statements.

(b) The audited balance sheet of the Company as of December 31, 2008, and the related audited statements of income, stockholders equity and cash flows of the Company for the year ended December 31, 2008, fairly present in all material respects the financial condition and the results of operation of the Company as of and for the twelve month period then ended all in accordance with GAAP.

(c) The accounting methodologies set forth in Schedule 5.11(c) fully and accurately reflect the methods used by the Company to prepare its financial statements prior to the 2007 audited financial statements.

5.12 Liabilities. Except as set forth in Schedule 5.12, the Company has no Liabilities or obligations of any nature (whether obsolete, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with GAAP, other than (i) Liabilities incurred in the ordinary course of business subsequent to December 31, 2008, and (ii) obligations under Contracts incurred in the ordinary course of business so long as such Contract is either disclosed in Schedule 5.9 or 5.10 or is not required by the terms of Section 5.9 to be disclosed. Schedule 5.12 lists all Liabilities and obligations of the Company that by their terms require payment or performance in an aggregate amount in excess of $25,000 that are not included in the Financial Statements or otherwise relate to the Company’s provision of services in the ordinary course of business under the Contracts disclosed in Schedule 5.9 and 5.10. The Company has no Indebtedness except as disclosed in Schedule 5.12.

5.13 Changes. Except as disclosed in Schedule 5.13, since December 31, 2008, there has not been:

(a) any Material Adverse Change in the Company;

(b) any material Damages or destruction or loss, whether or not covered by insurance, adversely affecting the assets, properties, financial condition, operating results or business of the Company;

(c) any waiver by the Company of a material right or of a material Indebtedness owed to it;

(d) any satisfaction or discharge of any material Encumbrance or payment of any material obligation by the Company;

(e) any material waiver, change, amendment, release, rescission or termination of, or accord or satisfaction with respect to, any terms, conditions or provisions of any Contract required to be set forth on Schedule 5.9 or 5.10 by which the Company or any of its assets or properties is bound or subject;

(f) any change in any compensation or benefit arrangement or agreement with any employee, director, officer, shareholder, consultant or agent of the Company;

(g) any change in the Company’s authorized or issued capital stock or capital structure or any issuance of stocks, bonds or other securities of the Company;

(h) any loans made to the Company;

(i) other than any distributions to cover any Tax liabilities of the Selling Shareholders and any distributions of the Excluded Assets, including cash, any payment of any dividend or other distribution of the Company’s assets in respect of any of the Company’s capital stock;

(j) any sale, assignment or transfer of any Intellectual Property or Proprietary Information of the Company other than in the ordinary course of business; provided, however, in any event, that there has been no such sale, assignment or transfer of Fast Pro, Deal Manager or Hedge Fund Pro (including the Investor Relation Manager features of Hedge Fund Pro);

(k) any transaction to which the Company is a party other than in the ordinary course of business;

(l) any resignation or termination of any officer, key employee or group of employees of the Company; and the Company, to the Knowledge of the Selling Shareholders, does not know of the impending resignation or termination of employment of any such officer, key employee or group of employees;

(m) any direct or indirect loans, advances or capital contributions made by the Company to any shareholder, employee, officer or director of the Company or to any other Person;

(n) any labor dispute or labor organization activity related to the Company;

(o) any Indebtedness incurred, assumed or guaranteed by the Company, except those for amounts incurred in the ordinary course of business and less than $5,000 in the aggregate;

(p) any material change in the Company’s method of doing business or any change in accounting principles or practices or its method of application of such principles or practices;

(q) any sale of Company furniture or equipment except as permitted pursuant to Section 8.1;

(r) any Encumbrance imposed or agreed to be imposed on the property or assets of the Company except for Permitted Encumbrances; or

(s) any agreement or commitment by the Company to do any of the things described in this Section 5.13.

5.14 Taxes and Tax Returns.

(a) The Company has filed all Tax Returns required to be filed by it and has paid all Taxes due and owing by the Company, whether or not shown on such return. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations.

(b) To the Knowledge of the Selling Shareholders, the Company is not currently, and during the last five years has not been, subject to any audit or examination, no administrative or judicial Tax Proceedings are pending with respect to any Tax Return previously filed by the Company, and no notice of deficiency or proposed adjustment involving Tax has been issued to the Company by any Taxing authority.

(c) The Company has not waived any statute of limitations or agreed to any extension of time that is currently in effect in respect of any Taxes or agreed to any extension of time with respect to any Tax deficiency.

(d) The Company is not a party to a Tax sharing agreement or any other agreement to indemnify any Person for any Tax liability.

(e) The Company has been a validly electing “S corporation” within the meaning of sections 1361 and 1362 of the Code at all times since March 5, 1992 and will be an S corporation up to and including the Closing Date.

(f) The Company has never been a member of an affiliated group of corporations within the meaning of section 1504 of the Code and does not have any Liability for the Taxes of any Person (other than the Company or its predecessor corporation) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law) or as a transferee or successor, by contract or otherwise.

(g) No claim has even been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction. There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company.

(h) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(i) The Company has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, or (ii) request for information related to Tax matters.

(j) Schedule 5.14(j) lists all federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2004 and, indicates those Tax Returns that have been audited. The Company has delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2004.

(k) The Company is not a party to any agreement, Contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code § 280G (or any corresponding provision of state, local or foreign Tax law), or (ii) any amount that will not be fully deductible as a result of Code § 162(m) (or any corresponding provision of state, local or foreign Tax law).

(l) The Company has not been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).

(m) The unpaid Taxes of the Company (A) did not, as of the date of the Interim Financial Statements, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Interim Financial Statements (rather than in any notes thereto), and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Interim Financial Statements, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in generally accepted accounting principles, outside the ordinary course of business consistent with past custom and practice.

(n) The Company will not be required to include any item of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any prepaid amount received on or prior to the Closing Date.

(o) The Company has not changed its method of accounting for any taxable period ending on or prior to the Closing Date.

(p) The Company has not entered into an installment sale, other sale or exchange transaction or open transaction involving the receipt of contingent or other future payments other than as contemplated by this Agreement.

(q) The Company has not entered into a “closing agreement” as described in Code section 7121 (or any corresponding or similar provision of state, local or foreign Tax law).

(r) The Company has not engaged in any transaction governed in whole or in part by section 355 of the Code or section 361 of the Code.

(s) No real estate transfer or other transfer Taxes, or any documentary, sales, use, stamp, registration or other such Taxes and fees, shall be incurred in connection with the Contemplated Transactions.

(t) All of the facts represented by the Principal Shareholders in a letter dated December 23, 2008 (and attachments thereto) to the Internal Revenue Service at the Ogden, Utah Service Center are, and were at the time made, true, accurate and complete (with the exception that the Managing Directors became shareholders in the Company).

5.15 Permits. Schedule 5.15 includes a complete and accurate list of all of the Company’s Permits. The Company (i) has all material Permits in accordance with Legal Requirements which are necessary for the conduct of the Company’s business, each of which is currently valid and in full force and effect, is final and not subject to review on appeal and is not the subject of any pending or to the Knowledge of the Selling Shareholders, threatened attack by direct or collateral proceedings, and (ii) is in material compliance with each Permit relating to it or any of its properties under applicable Legal Requirements. The Company is exempt from registration under the Investment Advisers Act of 1940. Since its date of organization, the Company has not, to the Knowledge of the Selling Shareholders, been the subject of any investigation conducted by any grand jury, administrative agency or other governmental authority. The Company has not and, to the Knowledge of the Selling Shareholders, and its officers, directors and employees have not, directly or indirectly, made authorized or received any payment, contribution or gift of money, property, or services, in violation of applicable law, (i) as a kickback or bribe to any Person or (ii) to any political organization or the holder of, or any aspirant to, any elective or appointive office of any Governmental Body, or (iii) otherwise.

5.16 Environmental Laws. The Company conducts its business and operations in compliance with all applicable environmental laws, ordinances and regulations (“Environmental Laws”). The Company has not received notice of any material claim, action, suit, proceeding, hearing or investigation against the Company based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal or transport of hazardous material or waste. The Company is not in violation of any applicable Environmental Law that has resulted or could reasonably be expected to result in a liability or loss for the Company of more than $10,000. The Company has not received any official or formal notification of any current, pending or outstanding violation of Environmental Laws by any previous occupants of the premises currently leased by the Company.

5.17 Title to Property and Condition of Assets.

(a) The Company owns no real property. Schedule 5.17 sets forth a complete and accurate list of all real property and improvements leased by the Company (collectively “Real Property”). The Company has valid and subsisting fee or leasehold rights in the Real Property, free and clear of Encumbrances.

(b) Schedule 5.17 also sets forth a complete and accurate list of all of the material items of equipment, machinery, computers, chattels, tools, parts, furniture, furnishings, fixtures and supplies of every nature owned or leased by the Company in connection with its business. The Company has good and marketable fee simple title to such items described in Schedule 5.17 as being owned by it, and valid and subsisting leasehold rights in such items described in Schedule 5.17 as being leased by it, free and clear of all mortgages, pledges, security interests, charges, liens and other encumbrances.

(c) The property and assets set forth on Schedule 5.17 constitute substantially all of the property now used in or necessary for the conduct of the business of the Company and are in reasonably good operating condition and in a reasonably good state of repair, ordinary wear and tear excepted.

(d) The Company has provided to Purchaser a true, correct and complete copy of each lease (collectively, the “Leases” and singly, the “Lease”) referenced on Schedule 5.17; each Lease is in full force and effect, has not been modified, amended, added onto, extended or renewed except as set forth on Schedule 5.17, and each Lease is binding upon, and enforceable against, the landlord under each Lease and the Company in accordance with the respective terms thereof.

(e) As of the date hereof, with respect to each Lease, neither the landlord thereunder nor the Company is in breach of, or in default under, the Lease, and the Company knows of no (a) event or condition which, with the passage of time or the giving of notice or both, would constitute such a breach or default by the Company or the landlord under any Lease or (b) claims by third parties against the Company or the landlord relating to the leased premises under any of the Leases, or the respective uses of such leased premises.

(f) Neither the Company nor the landlord under any Lease has commenced any action, or received any notice, with respect to the termination of any Lease. The Company’s interest in the Lease has not been assigned, pledged or encumbered by the Company, and no part of the leased premises under any Lease has been sublet by the Company.

(g) The Company has not entered into any agreement to pay any real estate broker in connection with the leasing of any of the leased premises under any Lease to the Company.

(h) To the Knowledge of the Selling Shareholders, all construction required to be performed by the respective landlord under each Lease has been fully completed in a manner satisfactory to the Company, and that payment of any tenant allowance or similar up-front sum from the landlord has been made in full.

(i) The lease term for each Lease is set forth and described on Schedule 5.17 as well as the current monthly base rent the Company is obligated to pay under each Lease.

5.18 Labor Agreements and Actions. The Company is not bound by or subject to (and none of its assets or properties is bound by or subject to) any Contract or arrangement with any labor union, and no labor union has requested, or to the Knowledge of the Selling Shareholders, has sought to represent any of the employees, representatives or agents of the Company. The Selling Shareholders are not aware of any officer or key employee, or that any group of key employees, intends to terminate their employment with the Company, nor does the Company have a present intention to terminate the employment of any of the foregoing, except as set forth on Schedule 5.18. The Company has complied in all material respects with all applicable state and federal equal employment opportunity and other laws related to employment. The Company has withheld all amounts required by law or agreement to be withheld by it from the wages, salaries and other payments to its employees and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. There are no pending, or, to the Knowledge of the Selling Shareholders, threatened or anticipated employment discrimination charges or complaints against or involving the Company before any federal, state, or local board, department, commission or agency. To the Knowledge of the Selling Shareholders and their ERISA Affiliates, there is no organizational activity being made or threatened by or on behalf of any labor union with respect to any employees of the Company or any ERISA Affiliate.

5.19 Insurance. The Company is insured with respect to its properties and the conduct of its business in such amounts and against such risks as are required by applicable law. A true, correct and complete list of all such insurance policies and bonds in force in which the Company is named as an insured party, or for which the Company has paid any premiums, is set forth in Schedule 5.19, and such list correctly states the name of the insurer and the policy number. Such policies are in full force and effect and, to the Knowledge of the Selling Shareholders, have been underwritten by unaffiliated insurers. The Company has paid all premiums on such policies due and payable prior to the date of this Agreement. The policies include a tail policy for professional liability insurance, with the coverages set forth in Schedule 5.19, which covers the five year period ending on the Closing Date. The Company is not in material default with respect to its obligations under such policies and to the Knowledge of the Selling Shareholders, has not done anything by way of action or inaction that invalidated any of such policies in whole or in part.

5.20 Employee Benefits.

(a) Schedule 5.20(a) lists as of the date hereof all employee benefit plans (as defined in Section 3(3) of ERISA), and all bonus, stock option, stock purchase, phantom equity, incentive, deferred compensation, supplemental retirement, health, life, Code Section 125 cafeteria or disability insurance, dependent care, severance and other similar fringe or employee benefit plans, programs or arrangements and any current employment or executive compensation or severance agreements written or otherwise maintained or contributed to for the benefit of or relating to any employee or former employee of the Company or any trade or business (whether or not incorporated) that is a member of a controlled group including the Company or that is under common control with the Company within the meaning of Section 414 of the Code (an “ERISA Affiliate”), to the extent that the Company or any ERISA Affiliate currently has or may incur liability for payments or benefits thereunder, as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA (together, the “Employee Plans”). The Company has made available to Purchaser a copy of (i) the two (2) most recent annual reports on Form 5500 filed with the IRS for each disclosed Employee Plan where such report is required and (ii) the documents and instruments governing each such Employee Plan, if any, (including where applicable, without limitation, the plan document, summary plan description or other summary, most recent actuarial report, and trust or other funding arrangement). Except as set forth in Schedule 5.20(a), neither the Company nor any ERISA Affiliate has incurred any material liability (contingent or otherwise) with respect to any such Employee Plan (other than with respect to contributions required thereunder); each Employee Plan has been maintained in all material respects in accordance with its terms and with ERISA and the Code; and there has been no material violation of any reporting or disclosure requirement imposed by ERISA or the Code. Each Employee Plan intended to be qualified under Section 401(a) of the Code, is documented on a prototype or volume submitter plan document that has received a favorable notification or opinion letter on which the Company or ERISA Affiliate is entitled to rely as to the Employee Plan’s qualification. Except as set forth in Schedule 5.20(a), for each Employee Plan which has received such a determination, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. Except as set forth in Schedule 5.20(a), no “party in interest” (as defined on Section 3(14) of ERISA) of any Employee Plan has participated in, engaged in or been a party to any transaction that is prohibited under Section 4975 of the Code or Section 406 of ERISA and not exempt under Section 4975 of the Code or Section 408 of ERISA (or any administrative class or individual exemption issued thereunder), respectively. With respect to any Employee Plan, (i) neither the Company, nor any of its ERISA affiliates has had asserted against it any claim for taxes under Chapter 43 of Subtitle D of the Code and Section 5000 of the Code, or for penalties under ERISA Section 502(c), (i) or (l), nor, to the Knowledge of the Selling Shareholders, is there a basis for any such claim, and (ii) except as set forth in Schedule 5.20(a), no officer, director or employee of the Company has committed a breach of any fiduciary responsibility or obligation imposed by Title I of ERISA. Except as set forth in Schedule 5.20(a), other than routine claims for benefits, there is no claim or proceeding (including any audit or investigation) pending or, to the Knowledge of the Selling Shareholders, threatened, involving any Employee Plan by any Person, or by the IRS, the United States Department of Labor or any other Governmental Body against such Employee Plan or the Company or any ERISA Affiliate.

(b) Schedule 5.20(b) sets forth a list as of the date hereof of all agreements with consultants who are individuals obligating the Company or any ERISA Affiliate to make annual cash payments in an amount of One Hundred Thousand Dollars ($100,000) or more. The Company has made available to Purchaser copies of all such agreements.

(c) Except as contemplated by the Agreement or as otherwise provided in Schedule 5.20(a), there will be no payment, accrual of additional benefits, acceleration of payments or vesting of any benefit under any Employee Plan or any other agreement or arrangement to which the Company or any ERISA Affiliate is a party, and no employee, officer or director of the Company or any ERISA Affiliate will become entitled to severance, termination allowance or similar payments, solely by reason of entering into or in connection with the Contemplated Transactions.

(d) No Employee Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA provides benefits to former employees of the Company or its ERISA affiliates other than as required by Section 4980B of the Code or similar state laws. Except as set forth in Schedule 5.20(d), the Company and its ERISA affiliates have complied in all material respects with the provisions of Part 6 of Title I of ERISA and Sections 4980B, 9801, 9802, 9811 and 9812 of the Code.

(e) There are no controversies relating to any Employee Plan or other labor matters pending or, to the Knowledge of the Selling Shareholders, threatened between the Company or any ERISA Affiliate and any of its employees, other than controversies that would not, individually or in the aggregate, result in any charge, assessment, levy, fine or other liability being imposed upon or incurred by the Company. Neither the Company nor any ERISA Affiliate is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any ERISA Affiliate nor does the Company nor any ERISA Affiliate know of any activities or proceedings of any labor union to organize any such employees. No strikes, work stoppage, grievance, claim of unfair labor practice, or labor dispute against the Company or any ERISA Affiliate has occurred, is pending or, to the Knowledge of the Selling Shareholders or any ERISA Affiliate, threatened, and to the Knowledge of the Selling Shareholders and their ERISA Affiliates there is no basis for any of the foregoing.

(f) Neither the Company nor any of its ERISA affiliates sponsors or has ever sponsored, maintained, contributed to, or incurred an obligation to contribute or incurred a liability (contingent or otherwise) with respect to any Multiemployer Plan or to a Multiple Employer Plan. For these purposes, “Multiemployer Plan” means a multiemployer plan, as defined in Section 3(37) and 4001(a)(3) of ERISA, and “Multiple Employer Plan” means any Employee Plan sponsored by more than one employer, within the meaning of Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. Neither the Company nor any of its ERISA affiliates has, or reasonably could be expected to have, any liability under Title IV of ERISA with respect to any other type of Employee Plan.

(g) To the extent permitted by applicable law and the applicable Employee Plan, each Employee Plan can be amended or terminated at any time, without consent from any other party and without liability other than for benefits accrued as of the date of such amendment or termination (other than charges incurred as a result of such termination). The Company and its ERISA affiliates have made full and timely payment of all amounts required to be contributed or paid as expenses or accrued such payments in accordance with normal procedures under the terms of each Employee Plan and applicable law, and the Company and its ERISA affiliates shall continue to do so through the Closing.

(h) The Company and its ERISA affiliates have complied in all material respects with the laws of any foreign jurisdiction with respect to any employee benefit plan or arrangements maintained in such jurisdiction in which the employees of the Company or any ERISA Affiliate participate.

(i) The Company has no commitment, intention or understanding to create, terminate or adopt any Employee Plan that would result in any additional liability to the Company. Since the beginning of the current fiscal year of any Employee Plan, no event has occurred and no condition or circumstance has existed that reasonably would be expected to result in an increase in the benefits under or the expense of maintaining such Employee Plan from the level of benefits or expense incurred for the most recently completed fiscal year of such Employee Plan.

(j) Each Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Code Section 409A(d)(1), and each award thereunder, in each case that is subject to Code Section 409A, have been operated in compliance with the plan’s terms, to the extent consistent with Section 409A, and the applicable guidance issued by the IRS and the Department of Treasury, including Notice 2005-1. To the extent an issue is not addressed in Notice 2005-1 or other applicable guidance, each Plan has been operated by applying a reasonable, good faith interpretation of IRC Section 409A.

5.21 Brokers. Neither the Company nor any Selling Shareholder has retained any investment banker, broker or finder in connection with any of the Contemplated Transactions other than (a) Integris Partners, Ltd., a Colorado limited liability company (“Integris”), and (b) Arcstone Partners, Inc., a Colorado corporation (“Arcstone”) and neither the Company nor any Selling Shareholder has incurred or agreed to pay, other than to Integris and Arcstone, or taken any other action that would entitle any Person to receive, any brokerage fee, finder’s fee or other fee or commission with respect to any of the Contemplated Transactions. The Selling Shareholders are solely responsible to pay all such fees, including the investment banking fee of Integris, and the valuation services of Arcstone, and Purchaser has no liability or obligation to pay any fees or commissions to Integris or Arcstone or any other parties with respect to the Contemplated Transactions.

5.22 Accounts Receivable. A complete and accurate list of all accounts and notes receivable, investments, security deposit and prepaid expenses of the Company as of March 31, 2009, is set forth in Schedule 5.22. All accounts and notes receivable of the Company as of March 31, 2009, and arising between such date and the Closing Date, that are outstanding as of the Closing Date arise from valid obligations arising from services actually rendered in the ordinary course of business. There is no contest, claim, or right of set-off or counterclaim on the part of any obligor regarding any of the accounts receivable. Except as set forth in Schedule 5.22, since January 1, 2007, there have been no accounts receivable of the Company converted to notes receivable or otherwise extended. None of the accounts or notes receivable are due from any party related to or affiliated with any Selling Shareholder or the Company.

5.23 Books of Account; Records. Except as set forth in Schedule 5.23, the Company’s general ledgers, stock record book and minute books are complete and correct in all material respects. The stock transfer records of the Company correctly reflect and record each issuance and transfer of capital stock or other equity interests, the issuance and exercise of all warrants, options or similar rights with respect to shares of capital stock or other equity interests, and the issuance and cancellation of all certificates and instruments representing shares of capital stock or other equity interests or warrants or similar rights with respect to capital stock or other equity interests.

5.24 Bank Accounts, Depositories; Powers of Attorney. Set forth in Schedule 5.24 is a true, correct and complete list of the names and locations of all banks or other depositories in which the Company has accounts or safe-deposit boxes, and the names of the Persons authorized to draw thereon, borrow therefrom or have access thereto. Except as set forth in Schedule 5.24, no Person has a power of attorney from the Company.

5.25 Sufficiency of Assets; Fictitious Names. The properties and assets owned by, or currently leased or licensed by, the Company comprise all of the material properties and assets currently used by the Company and in its business and are sufficient for the operation of the business on a basis consistent with past practice in all material respects. The Company has not used any fictitious names other than J.D. Clark & Co. and J.D. Clark Company.

5.26 Other J.D. Clark Entities. The representations and warranties in Sections 5.7, 5.12, 5.14 (other than 5.14(e)), 5.18 and 5.20 also apply to J.D. Clark Company, Inc. and J.D. Clark & Co., previously dissolved entities. Moreover, J.D. Clark & Co. was a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code at all times from its incorporation until its state law dissolution.

Section 6. Additional Representations and Warranties of Selling Shareholders. The Principal Shareholders, jointly and severally, and each of the Selling Shareholders other than the Principal Shareholders, severally and not jointly, represent and warrant to the Purchaser with respect to the shares of Purchased Stock to be sold by such Selling Shareholder, as follows:

6.1 Legal Power; Capacity. Such Selling Shareholder has all requisite legal power, capacity and financial capacity to execute and deliver this Agreement, to sell and convey the shares of Purchased Stock to be sold by such Selling Shareholder hereunder, and to carry out and perform his or her obligations under the terms of this Agreement.

6.2 Authorization. The execution, delivery and performance of this Agreement by such Selling Shareholder has been duly authorized by all requisite action, and this Agreement constitutes a valid and binding obligation of such Selling Shareholder, enforceable against him or her in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other laws affecting creditors’ rights generally.

6.3 No Orders or Proceedings. Such Selling Shareholder is not subject to any Order that will have an adverse effect on such Selling Shareholder’s ability to comply with or perform any of such Selling Shareholder’s covenants or obligations under the Agreement. There is no Proceeding pending, and, to the Knowledge of such Selling Shareholder, no Person has threatened in writing to commence any Proceeding, that will have an adverse effect on the ability of such Selling Shareholder to comply with or perform any of such Selling Shareholder’s covenants or obligations under the Agreement. To the Knowledge of such Selling Shareholder, no event has occurred, and no claim, dispute or other condition or circumstance exists, that might give rise to or serve as a basis for the commencement of any such Proceeding.

6.4 Compliance with Other Instruments. The execution, delivery and performance of and compliance with this Agreement by such Selling Shareholder and the sale and transfer of the Purchased Stock by such Selling Shareholder pursuant to the terms hereof will not result in (A) any violation or breach by such Selling Shareholder of any other agreement, court order, judgment, decree, statute, rule or regulation to which he or she is a party or by which he or she is bound, (B) any conflict with or default under any such term, or (C) the creation of any pledge, lien or other encumbrance on the properties or assets of such Selling Shareholder.

6.5 Governmental Consents. No consent, approval or authorization of, or designation, declaration or filing with, any federal or state governmental authority is required on the part of such Selling Shareholder in connection with the valid sale and transfer of the Purchased Stock to be sold by such Selling Shareholder hereunder or the consummation of any other transactions contemplated hereby.

6.6 Title. Such Selling Shareholder has good and marketable title to the Purchased Stock proposed to be sold by such Selling Shareholder hereunder, and full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Purchased Stock, free and clear of all voting trust arrangements, liens, encumbrances, restrictions or claims whatsoever, and upon delivery and payment at the Closing of the amount paid with respect to such Purchased Stock at Closing, Purchaser will acquire good and marketable title thereto, free and clear of all liens, encumbrances, claims, restrictions, voting trusts or other defects of title whatsoever.

6.7 Representation. Such Selling Shareholder acknowledges that the Principal Shareholders and the Purchaser are represented by separate legal counsel and that such Selling Shareholder has been advised that he or she may wish to consult independent legal counsel with regard to the transactions contemplated by this Agreement. Such Selling Shareholder further acknowledges that he or she has had the opportunity to consult with such independent legal counsel or has chosen not to do so.

Section 7. Representations and Warranties of Purchaser. Purchaser represents and warrants as follows:

7.1 Good Standing and Corporate Power. Purchaser is validly existing and in good standing as a corporation under the laws of the State of Wisconsin and has all necessary corporate power to execute and deliver this Agreement and to perform its obligations under the Transaction Agreements and to consummate the Contemplated Transactions. Purchaser’s financial resources are sufficient to enable it to purchase the Purchased Stock.

7.2 Authorization. The execution, delivery and performance of this Agreement on behalf of Purchaser have been duly authorized by all necessary action on the part of Purchaser and its board of directors, and no other action on the part of Purchaser is necessary to authorize the execution, delivery and performance of the Transaction Agreements and the consummation of the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes, and upon the execution and delivery by Purchaser of the Transaction Agreements, the Transaction Agreements shall constitute, legal, valid and binding obligations of Purchaser enforceable against it in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganizations, moratorium or other laws affecting creditors’ rights generally.

7.3 No Conflicts. The execution and delivery by Purchaser of the Transaction Agreements, the performance of its obligations under the Transaction Agreements and the consummation of the Contemplated Transactions do not and shall not:

(a) Conflict with or result in a violation or breach of any of the terms, conditions or provisions of Purchaser’s Articles of Incorporation or Bylaws;

(b) Conflict with or result in a violation or breach of any term or provision of any material law or order applicable to Purchaser; or

(c) Conflict with or result in a violation or breach of, or constitute a default under, or require Purchaser to obtain any consent or approval under the terms of, any material Contract or license to which Purchaser is a party or by which any of Purchaser’s assets and properties is bound.

7.4 Governmental Approvals and Filings. No consent, approval or action of, filing with or notice to any Governmental Body on the part of Purchaser is required in connection with the execution, delivery and performance of the Transaction Agreements or the consummation of the Contemplated Transactions.

7.5 Brokers. Purchaser has not retained any broker or finder in connection with any of the Contemplated Transactions, and Purchaser has not incurred or agreed to pay, or taken any other action that would entitle any Person to receive, any brokerage fee, finder’s fee or other similar fee or commission with respect to any of the Contemplated Transactions.

7.6 Acquisition of Purchased Stock. Purchaser is acquiring the Purchased Stock for its own account and for investment, and not with a view to, or for sale in connection with, any distribution of any of such Purchased Stock.

7.7 Financial Capacity. The Purchaser Parties have adequate uncommitted liquid reserves available to make the payments required by Section 2.2 and otherwise to consummate the Contemplated Transactions, without needing third-party financing or third-party consent that is not otherwise provided or addressed herein.

7.8 Capitalization and Voting Rights. All of Purchaser’s outstanding equity interests are owned beneficially and of record by Parent. There are no outstanding subscriptions, options, warrants, puts, calls, purchase rights (including conversion or preemptive rights), agreements, understandings, claims or other commitments or rights of any type relating to of any securities of Purchaser.

7.9 Subsidiaries/Other Ownership Interests. Purchaser has, and during the five-year period prior to the date of this Agreement, has had, no subsidiaries, other than UMB Distribution Services, LLC and Grand Avenue Distribution Services, LLC, and Purchaser does not otherwise presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity. Purchaser is not a participant in any joint venture or partnership.

7.10 Litigation. As of the date of this Agreement, there are no Proceedings pending or to the Knowledge of Purchaser, threatened against Purchaser (or any of its employees, officers or directors in connection with the business or affairs of Purchaser), before any federal, state, local or foreign court or Governmental Body in which the amount in dispute exceeds (or exceeded) $10,000 or that has resulted or could reasonably be expected to result in liability or loss for Purchaser of more than $10,000. Purchaser is not subject to any judgment, Order or decree, or governmental restrictions specifically naming Purchaser.

7.11 Intellectual Property. Purchaser has not received any notice of infringement upon or conflict with the asserted rights of others as to its Intellectual Property. Purchaser has the right to use the Intellectual Property and Proprietary Information which it uses in connection with its alternative investments business (excluding its business of providing services to mutual funds registered under the Investment Company Act of 1940, as amended), free and clear of any rights, liens, encumbrances or claims of others. To the knowledge of Purchaser, the conduct of Purchaser’s business as currently conducted does not infringe, conflict with, dilute, misappropriate, or otherwise violate the Intellectual Property of any third Person.

7.12 Contracts. Each Contract which is material to the business (but excluding contracts related to the provision of services to mutual funds registered under the Investment Company Act of 1940, as amended) of Purchaser, including but not limited to customer Contracts, is valid and binding, in full force and effect, and enforceable in accordance with its terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, and by laws relating to the availability of specific performance, injunctive relief or other equitable remedies. Purchaser has performed and is in compliance with all of the material terms of such Contracts and all instruments and agreements relating thereto and no default or event of default, or event or condition which with notice or lapse of time or both would constitute such a default or event of default, on its part or, on the part of any other party thereto exists with respect to any such Contract.

7.13 Financial Statements. Purchaser has delivered to the Company the audited balance sheet as of December 31, 2006, December 31, 2007 and December 31, 2008, and the related internally prepared unaudited statements of income for the years ended December 31, 2006 and December 31, 2007, and December 31, 2008, of Parent (the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP and do, on a consistent basis through the periods indicated, fairly present in all material respects the financial condition and results of operation of Parent. Purchaser has delivered certain unaudited financial information of Purchaser to the Principal Shareholders (the “Purchaser Financial Statements”). The Purchaser Financial Statements have been prepared on a consistent basis through the periods indicated and fairly present in all material respects the revenues and liabilities of Purchaser for 2008 and the first quarter of 2009.

7.14 Liabilities. Purchaser has no material Liabilities or obligations of any kind (whether obsolete, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet prepared in accordance with GAAP, other than those disclosed in the Parent Financial Statements.

7.15 Compliance with Laws. Purchaser has conducted and is currently conducting its business in compliance with all applicable laws, rules, regulations, ordinances, codes, judgments and orders, the violation of which would have any adverse effect on the UMBFS Revenues.

7.16 Permits. Purchaser (i) has all material Permits in accordance with Legal Requirements which are necessary for the conduct of Purchaser’s business, and (ii) is in material compliance with each Permit relating to it or any of its properties under applicable Legal Requirements.

Section 8. Other Agreements of the Parties.

8.1 Transfer of Intellectual Property. The parties also acknowledge and agree that on or before the Closing Date, Praesideo Technologies, LLC (“Praesideo”) shall transfer certain of its certain intellectual property software assets pursuant to the SALA. The parties also agree that the Company shall distribute the Company assets identified on Schedule 8.1 hereto (the “Excluded Assets”) to the Principal Shareholders.

8.2 Further Assurances. At any time and from time to time from and after the Closing, the Selling Shareholders and Purchaser shall, at the request of any of the other parties, execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, such instruments and other documents and perform or cause to be performed such acts and provide such information, as may reasonably be required to evidence or effectuate the Contemplated Transactions or for the performance by the Company, the Selling Shareholders or Purchaser of any of their other respective obligations under this Agreement.

8.3 Access to Records After Closing. From and after the Closing Date, each party hereto and their respective Representatives shall have reasonable access to inspect and copy all books and records relating to the Company that the other parties hereto or their respective Representatives may retain after the Closing Date. Such access shall be afforded by the party maintaining such records upon receipt of reasonable advance notice and during normal business hours. Nothing contained in this Section 8.3 shall require Purchaser or the Company to retain any books or records longer than such books or records would otherwise have been retained in the ordinary course of business but for the Contemplated Transactions; provided, however, that if the party maintaining such records shall desire to dispose of any of such books and records, such party shall, prior to such disposition, give the other party hereto a reasonable opportunity, at such other party’s expense, to segregate and remove such books and records as such other party may select.

8.4 Reserved.

8.5 Tax Matters. The following provisions shall govern the allocation of responsibility as between Purchaser and the Selling Shareholders for certain tax matters following the Closing Date:

(a) The Selling Shareholders shall prepare or cause to be prepared and file or cause to be filed all Income Tax Returns for the Company (including, without limitation, IRS Form 1120S and Schedules K-1) for all periods ending on or prior to the Closing Date that are filed after the Closing Date (the “Pre-Closing Period Tax Returns”). Purchaser shall be entitled to review such Pre-Closing Period Tax Returns prior to filing and shall be entitled to comment on and request reasonable changes consistent with applicable law and regulations to any items on such Pre-Closing Period Tax Returns that could affect any material Tax liability of the Purchaser for periods ending after the Closing Date. The Selling Shareholders shall include any income, gain, loss, deduction or other Tax items for such periods on any Tax Return in a manner consistent with the Schedule K-1s prepared in connection with the Pre-Closing Period Tax Returns.

(b) The Purchaser shall be responsible for preparing and filing all Tax Returns of the Company required to be filed after the Closing Date other than the Pre-Closing Period Tax Returns (the “Post Closing Period Tax Returns”). The Selling Shareholders shall be entitled to review such Post-Closing Period Tax Returns prior to filing and shall be entitled to comment on and request reasonable changes consistent with applicable law and regulations to any items on such Post-Closing Period Tax Returns that could affect any material Tax liability of the Selling Shareholders for periods ending prior to or as of the Closing Date. For the avoidance of doubt, the Purchaser shall prepare and file all Tax Returns for any period that includes but does not end on the Closing Date (the “Straddle Period Tax Returns”). For purposes of preparing the Straddle Period Tax Returns, the Purchaser shall apportion any Taxes that are imposed on a periodic basis and that are payable for a taxable period that includes but does not end on the Closing Date, as between the portion of such taxable period beginning prior to and ending as of the Closing Date (the “Pre-Closing Tax Period”) and the period beginning the day after the Closing Date and ending after the Closing Date (the “Post-Closing Tax Period”). In preparing the Straddle Period Tax Returns, the portion of such Tax based on or measured by income or receipts of the Company attributed to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes shall be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire taxable period.

(c) Notwithstanding any other provision in this Agreement, the Selling Shareholders shall be liable for Taxes imposed on the Company for any taxable year that ends on or prior to the Closing Date and, with respect to any Straddle Period, for all Taxes attributable to any Pre-Closing Tax Period; provided, however, that the Selling Shareholders shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes on the Closing Date Balance Sheet or any amounts otherwise included as a current Tax liability for purposes of the calculation of the Closing Date Net Working Capital.

(d) Purchaser, the Company and the Selling Shareholders shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company, the Selling Shareholders and Purchaser agree (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and, to the extent notified by Purchaser or the Selling Shareholders, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company, the Purchaser or the Selling Shareholders, as the case may be, shall allow the other party to take possession of such books and records.

(e) Purchaser and the Selling Shareholders further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(f) Any refunds, credits, or other reductions or benefits with respect to Taxes for any taxable period ending on or prior to the Closing Date shall be for the account of the Selling Shareholders and, upon Purchaser’s receipt or effective realization of any such Tax-related benefits, the Purchaser shall notify the Selling Shareholders of such benefits and, if and as necessary, make prompt payment to the Selling Shareholders in respect of such Tax-related benefits. All other refunds, credits or other reductions or benefits with respect to Taxes shall be for the benefit of the Company.

(g) The Shareholders’ Representative acting on behalf of the Selling Shareholders and the Company with respect to Pre-Closing Tax Periods, and in conjunction with counsel selected by the Shareholders’ Representative and jointly with the Purchaser and its counsel and/or tax accountants as to, and in, every action taken, shall use their commercially reasonable efforts to promptly obtain a certificate, letter, or other written document from a duly authorized representative of the IRS (beyond the written documentation that has previously been obtained by the Shareholders’ Representative) that further confirms the validity of the Company’s Subchapter S election from and after March 5, 1992 through the Closing Date, in a manner that is acceptable to Purchaser in its reasonable discretion after consultation with its auditors. For purposes of the preceding sentence, the parties agree that such commercially reasonable efforts shall include, but not necessarily be limited to, (1) attempting to provide further documentation to support the fact that all taxable income of the Company for its S corporation years was reported by the Selling Shareholders for such years, (2) engaging in additional communications with the IRS Service Center in Ogden, Utah, and (3) inquiring with the IRS as to whether issuing a private letter ruling on any aspect of the matter that would further confirm the Subchapter S status of the Company and, if possible, taking steps necessary to obtain such a private letter ruling from the IRS. Counsel and/or tax accountants of the Purchaser shall participate in any and all oral or written communications with the IRS. The parties further agree that this Section 8.5(g) shall not operate so as to be duplicative with some other provision of this Agreement (including Sections 8.5(d) and (e) above), and that if after the commercially reasonable efforts contemplated by this Section 8.5(g) the Shareholders’ Representative is unable to obtain an additional certificate, letter, or other written document from the IRS (beyond the written documentation that has already been obtained by the Shareholders’ Representative) that the Shareholders’ Representative and the Selling Shareholders and the Company with respect to Pre-Closing Tax Periods shall be considered to have satisfied their obligations under this Section 8.5(g); provided, however, that any and all representations and warranties and Section 10.2(a) indemnity obligations under this Agreement shall remain in full force and effect. Any and all efforts undertaken by the Shareholders’ Representative and counsel selected by him under this Section 8.5(g) shall be at the expense of the Shareholders’ Representative.

8.6 Section 338(h)(10) Election.

(a) The Selling Shareholders shall join with Purchaser in making an election under Section 338(h)(10) of the Code and under any applicable similar provisions of state law (collectively, a “Section 338(h)(10) Election”) with respect to the purchase of the Purchased Stock. Each Selling Shareholder will include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on their respective Tax Returns in accordance with applicable law. Selling Shareholders and Purchaser agree that the Purchase Price shall be allocated to the Company’s assets in a manner substantially consistent with the fair market values and methodology as set forth in Exhibit F. In addition to the executed Form 8023 delivered to Purchaser at Closing pursuant to Section 4.2(d)(xviii), the Selling Shareholders shall use their commercially reasonable efforts to cooperate with Purchaser and timely execute any additional Section 338(h)(10) Forms prepared by Purchaser and delivered to the Selling Shareholders after the Closing. The Purchaser shall be responsible for the timely preparation and filing of the Section 338(h)(10) Election. The Purchaser shall be solely responsible for the cost of preparing and filing the Section 338(h)(10) Election and any related Section 338 Forms (including any subsequent amendments or modifications that may be required as a result of any adjustments to the Purchase Price under Section 2.2 or otherwise). With respect to any additional Section 338 Forms that are delivered to the Selling Shareholders for execution after the Closing, the Selling Shareholders shall be entitled to a reasonable period in which to review such Section 338(h)(10) Election and related Section 338 Forms prior to filing (such period being in all events no less than 60 days prior to the applicable due date) and shall be entitled to comment on and request reasonable changes to any items on such Section 338(h)(10) Election and related Section 338 Forms that could affect any material item of taxable income, gain, loss, deduction, credit or other material Tax attribute of the Company or the Selling Shareholders. “Section 338 Forms” shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, local or foreign taxing authority in connection with a Section 338(h)(10) Election, including, without limitation, an IRS Form 8023 (together with any schedules or attachments thereto) that are required pursuant to applicable Treasury Regulations.

(b) Reserved.

(c) In connection with the Section 338(h)(10) Election and the preparation of any applicable Section 338 Forms, and as soon as reasonably practicable following the Closing Date (and in no event later than 60 days after the Closing Date), the parties will allocate the Purchase Price paid to the Selling Shareholders among the assets of the Company according to an allocation that is mutually agreeable to the parties and that is consistent with applicable law (including applicable Treasury Regulations under Section 338 of the Code). The Purchaser shall use such allocation in preparing the Section 338(h)(10) Election and applicable Section 338 Forms. The mutually agreed allocation shall be subsequently amended or modified as may be required as a result of any adjustments to the Purchase Price under Section 2.2 or otherwise. Purchaser and the Selling Shareholders also agree to file all applicable Tax Returns consistent with the mutually agreed allocation and shall not make any inconsistent written statements in any Tax work papers or take any inconsistent position on any Tax Return, in any refund claim, during the course of any IRS audit or other Tax audit, for any financial or regulatory purpose, in any litigation, investigation or otherwise. Purchaser and the Selling Shareholders shall notify each other if a notice is received from the IRS (or other taxing authority or other Governmental Body) proposing an allocation different than the mutually agreed allocation. Purchaser and the Selling Shareholders shall cooperate fully in connection with the appropriate tax reporting and tax characterization of any Additional Purchase Price Amounts payable under Section 2.2, including, but not limited to, specifically allocating any such payments when made to Company’s Class VII assets (goodwill and going-concern value) in accordance with the mutually agreed allocation, and imputing an appropriate amount of interest in connection with any such payments under sections 483 and 1274 or other applicable provisions of the Code or similar provisions of state and local law.

8.7 Insurance; Errors and Omission Tail.

(a) The Principal Shareholders, at the Principal Shareholders’ sole cost and expense, have acquired the insurance policy attached hereto as Schedule 8.7.

8.8 Employment and Benefit Plans.

(a) Purchaser agrees that each Key Employee and Managing Director of the Company who continues employment with the Company after the Closing Date shall be employed at the same rate of salary provided immediately prior to the Closing Date and shall be considered for a reasonable salary increase in the normal course of business on or about July 1, 2009. Except as specifically provided otherwise in this Section, Continuing Employees shall be eligible for benefits and incentive programs comparable to those made available by Purchaser to similarly situated employees of Purchaser, at a cost and on terms and conditions comparable to those provided to similarly situated employees of Purchaser; provided, however, that continuance on a transitional basis of the Company’s existing medical, dental, vision and Code Section 125 plans at the same cost and in accordance with the terms and conditions of such plans in effect as of Closing shall not be deemed to violate the terms of this Section. Nothing in this Agreement (i) shall require Purchaser or the Company to continue to employ any particular Company Employee following the Closing Date, or (ii) except as specifically provided otherwise herein, shall alter or limit Purchaser’s ability to amend, modify, or terminate any benefit plan, program, agreement, or arrangement.

(b) Immediately prior to Closing, the Company shall pay or cause to be paid to each employee of the Company all vacation leave that has been accrued and unused by such employees as of the Closing Date. On and after the Closing Date, Continuing Employees shall accrue paid time off under the terms and conditions of Purchaser’s paid time off program (as the same may be modified from time to time); provided, however, that for the portion of the calendar year 2009 on and after the Closing, in no event shall any Continuing Employee receive fewer days of paid time off (on an annualized basis) under such program than the number of days of paid time off such individual would have been entitled to under the Company’s vacation pay program as in effect immediately prior to Closing. In addition, for the portion of calendar year 2009 on and after the Closing, the Company shall maintain seven (7) paid holidays, the identity of which shall be determined in good faith by the Board of Directors of the Company.

(c) Prior to the Closing, the Company shall transfer and assign plan sponsorship of the Profit Sharing Plan to Praesideo Management, LLC. Contemporaneous with such transfer and assignment of plan sponsorship of the Profit Sharing Plan, the Company shall also (i) resign as plan administrator of the Profit Sharing Plan and (ii) terminate itself as a party from any and all contracts, agreements, programs or arrangements with Rocky Mountain Employee Benefits, Inc. or any other person relating to services being performed with respect to the Profit Sharing Plan (each a “Retirement Plan Service Contract”). The Selling Shareholders shall cause Praesideo Management LLC to accept its position as both successor plan sponsor and successor plan administrator of the Profit Sharing Plan and become the successor party to each Retirement Plan Service Contract. The Selling Shareholders shall also cause Praesideo Management LLC to accept all Liabilities from the Company with respect to the Company’s participation in, sponsorship of, and relationship to the Profit Sharing Plan. Prior to Closing, the Selling Shareholders shall present to Purchaser acceptable evidence that Praesideo Management LLC has accepted all duties and obligations associated with being successor plan sponsor and successor plan administrator of the Profit Sharing Plan and successor to each Retirement Plan Service Contract and that it has assumed all of the Company’s Liabilities relating to the Profit Sharing Plan.

8.9 Praesideo Software Licenses: With respect to the Praesideo Software, the representations and warranties of Selling Shareholders under Section 5.9 hereof shall be true and correct as of the License Effective Date. On the License Effective Date, the Selling Shareholders shall deliver to Purchaser a certificate dated as of the License Effective Date and signed by the Selling shareholders certifying the representations and warranties in this Section 8.9.

8.10 Key Company Employees’ Retention Agreements. Promptly following Closing, the Principal Shareholders shall use commercially reasonable efforts to deliver the Key Company Employees’ Retention Agreements executed by the Key Company Employees, to the Purchaser.

Section 9. Shareholders’ Representative.

9.1 Appointment. By their execution of this Agreement and the tendering of their share certificates, each Selling Shareholder irrevocably appoints Jeffrey D. Clark as its exclusive agent and attorney-in-fact to act on its behalf with respect to any and all matters, claims, controversies, or disputes arising out of the terms of this Agreement and the Contemplated Transactions (the “Shareholders’ Representative”), and agrees that the Shareholders’ Representative shall have the power to take any and all actions that the Shareholders’ Representative believes to be necessary or appropriate or in the best interests of the Selling Shareholders, as fully as if each such Selling Shareholder were acting on its own behalf, including defending all indemnification claims, consenting to, compromising or settling all indemnification claims, negotiating with the Purchaser Parties with respect to all matters arising under this Agreement and the Transaction Agreements, accepting notices on behalf of all Selling Shareholders, and taking any and all other actions specified in or contemplated by this Agreement.

9.2 Vacancy. In the event that the Shareholders’ Representative resigns from such position, the Selling Shareholders shall select another representative reasonably satisfactory to fill such vacancy and such substituted representative shall be deemed to be the Shareholders’ Representative for all purposes of this Agreement.

9.3 Reliance. The Purchaser Parties shall have the right to rely on any actions taken or omitted to be taken by the Shareholders’ Representative as being the acts or omissions of the Selling Shareholders, without the need for any inquiry, and any such actions or omissions shall be binding upon all of the Selling Shareholders.

9.4 Liability. The Selling Shareholders agree to hold the Shareholders’ Representative free and harmless from and indemnify the Shareholders’ Representative against any and all Damages which the Shareholders’ Representative may sustain as a result of any action taken in good faith under this Agreement as the Shareholders’ Representative determines in the Shareholders’ Representative’s sole and absolute discretion to be reasonably necessary to carry out the Shareholders’ Representative’s duties under this Agreement. The Shareholders’ Representative shall not be liable to any Selling Shareholder with respect to any action taken or omitted to be taken by the Shareholders’ Representative pursuant to this appointment or in connection with this Agreement unless such action or omission results from or arises out of fraud or intentional misrepresentation on the part of the Shareholders’ Representative.

9.5 Authority. The authority granted to the Shareholders’ Representative pursuant to this Section 9 is independent and severable, is irrevocable and coupled with an interest, and shall be enforceable notwithstanding any rights or remedies that any Selling Shareholder may have in connection with the Contemplated Transactions.

Section 10. Indemnification and Related Matters.

10.1 Survival of Representations, Warranties and Agreements. Subject to the limitations set forth in this Section 10 and notwithstanding any investigation conducted or knowledge acquired at any time with regard thereto by or on behalf of Purchaser, the representations, warranties and covenants and agreements of the Purchaser and the Selling Shareholders set forth in this Agreement shall survive the execution and delivery of this Agreement for a period of twenty-four (24) months following the Closing Date; provided, however, that the representations and warranties set forth in Section 5.2 (Capitalization and Voting Rights), Section 6.2 (Authorization), Section 6.6 (Title to Stock), and Section 7.2 (Authorization) (collectively, the “Core Representations”) shall survive indefinitely, and the representations and warranties set forth in Section 5.8 (Intellectual Property), 5.14 (Taxes), 5.16 (Environmental), and 5.20 (Employee Benefits) shall survive until 90 days after the expiration of the applicable statute of limitations.

Notwithstanding the foregoing, if, prior to the expiration of any representations or warranty, written notice of an alleged breach giving rise to a claim for indemnification is duly delivered by an Indemnified Party to an Indemnifying Party in accordance with Section 10.5, or an action based upon an alleged breach is commenced against an Indemnifying Party by an Indemnified Party, then no such Indemnified Party shall be precluded from pursuing such alleged breach, or from recovering from any Indemnifying Party (whether through the courts or otherwise) on the specific claim, suit or action, by reason or such expiration otherwise provided for above until resolution of the matter in accordance with this Agreement. This Section 10.1 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the execution hereof.

10.2 Indemnification. Subject to the limitations set forth in Section 10.3 below, and subject to Section 10.4 below:

(a) The Selling Shareholders shall, severally and not jointly, except as described in Section 10.2(b), hold harmless and indemnify Purchaser and its successors (individually referred to herein as a “Purchaser Indemnified Party”), and will reimburse a Purchaser Indemnified Party for, from and against any and all Damages incurred or suffered by a Purchaser Indemnified Party as a result of, arising from or in connection with:

(i) Any Breach by such Selling Shareholders of any representations or warranties made by such Selling Shareholder of this Agreement;

(ii) Any Breach of any covenants or obligations made by such Selling Shareholder in this Agreement;

(iii) Any third party claim of any person that is based upon related to or arising out of any employment-related acts or omissions of or relating to the Company prior to Closing, regardless of whether the event or matter giving rise to the claim is contained in the Disclosure Schedules;

(iv) Any liability or obligation with respect to stock appreciation, phantom stock, profit participation or similar rights granted by Selling Shareholders or the Company prior to Closing and any liability or obligation relating to the Strata Litigation (as defined in Schedule 5.7), any remaining claims of the Strata Parties (as defined in Schedule 5.7) or any liability or obligations arising from or relating to Cannell Capital LLC v. J.D. Clark & Co., Inc. (as listed in Scheduled 5.7);

(v) any losses, expenses, penalties, liabilities or obligations with respect to (1) any failure of the Company to have been a validly electing “S corporation” within the meaning of sections 1361 and 1362 of the Code at all times between March 5, 1992 and the Closing Date, and (2)_ Taxes of the Company for or relating to periods (or portions thereof) ending on or before Closing, in each case to the extent the amount of the Taxes is not taken into consideration in the calculation of the Closing Date Net Working Capital as finally determined pursuant to Section 2.3 hereof, and (3) any tax withholding liabilities of any nature, or failure to pay taxes for affiliated entities using the J.D. Clark name. For the avoidance of doubt, the losses, expenses, penalties, liabilities and obligations for which the Selling Shareholders are providing indemnification under this Section 10.2(a)(v) shall include (without limitation) those arising from, or relating in any way to, the Purchaser’s obligation to pay additional Taxes as a result of the Company’s failure to have a validly electing “S corporation” as described above, and any loss of a step-up basis and the benefits of increased amortization or depreciation associated therewith and any potential loss of Section 338(h)(10) tax benefits or accounting benefits;

(vi) Any liability or obligation arising from actions or inactions, at any time, whether arising before or after Closing, (A) under any Profit Sharing Plan of the Company, including but not limited to the J.D. Clark & Co., Inc. Profit Sharing Plan or any predecessor plan thereof; and (B) under the Company Code Section 125 cafeteria plan;

(vii) Any liability or obligation or losses or costs, including but not limited to any diminution in value that is finally determined by a final non-appealable court order, or other costs or damages to Purchaser, arising out of, caused by or resulting from the Principal Shareholders’ transfer of Company stock to the Managing Directors, whether arising before or after Closing and including but not limited to any noncompliance with federal or state securities laws and any losses or costs as a result of the exercise of any recession rights against the Company under such federal or state securities laws; and

(viii) Any third party claim that is based upon, related to, or arising out of any agreements, transactions, acts, or omissions of or relating to the Company and/or its operation occurring or existing at or prior to the Closing, regardless of whether the event or matter giving rise to such claim is disclosed in the schedules hereto, including but not limited to any liability or obligation relating to the Global Vault funds and any allegations of infringement of Intellectual Property rights by any third party relating to the period prior to Closing; provided, however, that nothing in this Section 10.2(a)(viii) shall require any of the Selling Shareholders to hold harmless, indemnify or reimburse any Purchaser Indemnified Party with respect to (x) any obligation or payment that is or may become due under any Contract listed on the exhibits or schedules attached hereto, pursuant to the terms thereof (other than with respect to any pre-Closing breach thereof by the Company), (y) any Liability specified in the Interim Financial Statements, and (z) any trade and similar payables incurred in the ordinary course of business since the date of the Interim Financial Statements.

(b) Subject to the limitations set forth in Section 10.3 below, with respect to any claim made by a Purchaser Indemnified Party against a Principal Shareholder pursuant to Section 10.2(a), the Principal Shareholders shall be jointly and severally liable for such indemnification obligation.

(c) Subject to the limitations set forth in Section 10.3 below, the Purchaser Parties shall hold harmless and indemnify the Selling Shareholders and their respective executors, administrators and successors (individually referred to herein as a “Seller Indemnified Party”) from and against any and all Damages incurred or suffered by any Seller Indemnified Party as a result of, arising from or in connection with:

(i) Any Breach by Purchaser of any representations and warranties made by Purchaser in this Agreement; or

(ii) Any Breach of any of the covenants or obligations made by Purchaser in this Agreement.

10.3 Limitations; Right of Offset; Deductible.

(a) Except as otherwise set forth in this Section 10.3, the Selling Shareholders’ aggregate liability under Section 10.2(a)(i), (iii) and (viii) and the Purchaser’s liability under Section 10.2(c)(i) shall be limited to Damages not exceeding Twelve Million Five Hundred Thousand Dollars ($12,500,000); provided, however, that with respect to Breaches of Section 5.14 (Taxes), Section 5.20 (Employee Benefits) and Section 6.6 (Title), and indemnification claims pursuant to Section 10.2(a)(iv), Section 10.2(a)(v), Section 10.2(a)(vi) and Section 10.2(a)(vii), the Principal Shareholders’ liability shall not be capped; and provided further, with respect to the Core Representations (other than Section 6.6 (Title), Section 5.11(b) (GAAP Compliance) and Section 5.16 (Environmental), the Selling Shareholders’ aggregate maximum liability shall be limited to Damages not exceeding their pro rata share of the Purchase Price. In addition, except as set forth in this Section 10.3, the Principal Shareholders’ aggregate liability under Section 10.2 shall be limited to their collective portion of the Purchase Price actually received by the Selling Shareholders.

(b) If any Purchaser Indemnified Party has delivered a valid Claim Notice to Principal Shareholders and such claim has not been fully resolved prior to the time scheduled for payment of any Earn-out Amount, Purchaser shall have the right, notwithstanding anything to the contrary in this Agreement or any Transaction Agreement, to withhold from the amount otherwise due with respect to such Earn-out Amount (on a proportionate basis as between the corresponding Incentive Bonus Pool Amount and Additional Purchase Price Amount) the amount or estimated amount of the Purchaser’s indemnifiable claim as set forth in the Claim Notice; provided, however, in the event that Purchaser withholds any amounts pursuant to this Section 10.3(b), any amounts disputed by the Selling Shareholders must be placed into escrow with a party reasonably approved by Selling Shareholders until any such dispute is finally resolved.

(c) Without limiting the effect of any of the other limitations set forth herein, neither Purchaser nor Selling Shareholders shall be entitled to any indemnification payment hereunder, except to the extent that the cumulative amount of the Damages actually incurred as a direct result of all Breaches of representations and warranties of the party seeking indemnification hereunder actually exceeds Seven Hundred and Fifty Thousand Dollars $750,000 (the “Deductible Amount”); and such party seeking indemnification shall only be entitled to indemnification only with respect to the amount by which the cumulative amount of the Damages actually incurred as a direct result of all such Breaches of such representations, warranties and covenants actually exceeds the Deductible Amount; provided, however, that Purchaser shall be entitled to indemnification for the entire amount of any Damages resulting from breaches by the Selling Shareholders of any Core Representations, of Sections 5.11(a), 5.11(b), 5.14, 5.16 or 5.20 and of indemnification claims pursuant to Section 10.2(a)(iii), 10.2(a)(iv), 10.2(a)(v), Section 10.2(a)(vi) or 10.2(a)(vii), or with respect to any intentional or fraudulent misrepresentation on the part of the Selling Shareholders.

(d) In the event Purchaser has a claim for Damages under one or more of the representations, warranties or covenants of this Agreement and also under its Section 10.2(a)(viii) indemnity covenant with respect to a single event, Purchaser agrees that it will not seek double recovery for its Damages relating to such single event. In addition, to the extent Purchaser has a claim for Damages under this Agreement, Purchaser agrees to diligently pursue all insurance remedies available, including without limitation, insurance available under the tail policy referred to in Section 8.7 above, prior to seeking any indemnification from the Selling Shareholders.

10.4 No Implied Representations. Purchaser and the Selling Shareholders acknowledge that, except as expressly provided in this Agreement, none of the parties hereto, and none of the Representatives of either party hereto, has made or is making any representations or warranties whatsoever, implied or otherwise, and neither party has relied or is relying on any representation, warranty, covenant, undertaking, promise, forecast or other statement whatsoever, whether written or oral (from either party or its Representatives), other than as expressly set forth in this Agreement.

10.5 Indemnification Claims. If either party hereto (the “Claimant”) wishes to assert an indemnification claim against the other party hereto, the Claimant shall deliver to the other party a written notice (a “Claim Notice”) setting forth:

(a) a description of the representation, warranty or covenant alleged to have been breached by such other party;

(b) to the extent known or reasonably ascertainable, a reasonably detailed description of the facts and circumstances giving rise to the alleged breach of such representation, warranty or covenant; and

(c) to the extent known or reasonably ascertainable, a reasonably detailed description of, and a reasonable estimate, to the extent reasonably available, of the total amount of, the Damages actually incurred or expected to be incurred by the Claimant as a direct result of such alleged breach.

A claim for indemnification for any Matter not involving a third-party claim may be asserted by delivery of a Claim Notice satisfying the requirements of the preceding sentence.

Any Claim Notice that is delivered to the Selling Shareholders in contravention of the requirements set forth in this Section 10.5 shall not be deemed to have been “duly delivered” for purposes of Section 10.1; provided, however, that the failure to notify or delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations pursuant to this Section 10, except to the extent the Indemnifying Party is materially prejudiced as a result thereof; provided however, in no event will a claim be deemed to have been “duly delivered” if such failure is not cured prior to the expiration of the applicable survival period.

10.6 Defense of Third Party Actions.

(a) If either party hereto (the “Indemnified Party”) receives notice or otherwise obtains knowledge of any Matter or any threatened Matter that may give rise to an indemnification claim against the other party hereto (the “Indemnifying Party”), then the Indemnified Party shall promptly deliver to the Indemnifying Party a written notice describing such Matter in reasonable detail, but failure to give timely notice to the Indemnifying Party of the commencement of such claim will not relieve the Indemnifying Party of any liability it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnified Party’s failure to give such notice, as described in Section 10.6(c) below.

(b) If any Proceeding referred to in Section 10.6(a) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, and to the extent that it wishes (unless (i) the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Party at the Indemnifying Party’s expense by giving notice of its intention to do so to the Indemnified Party within 20 days (the “Response Period”) of receipt of the Indemnified Party of such third-party action (and during such 20-day period the Indemnified Party shall provide all reasonable cooperation to the Indemnifying Party). For the avoidance of doubt, the Principal Shareholders shall be entitled to assume the defense of any potential third-party claim that might potentially be brought in connection with the validity of the Company’s Subchapter S election (provided that the requirements of the preceding sentence and Section 8.5(g) are otherwise satisfied) at the Principal Shareholders’ cost and expense; provided, further, that Purchaser shall be entitled to fully participate in any such defense at its cost and expense. If the Indemnifying Party assumes the defense of a Proceeding, (i) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (A) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (ii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent, and any such settlement, compromise or consent must include, as an unconditional term, the giving by the Claimant or the plaintiff to such Indemnified Party (and its subsidiaries and affiliates) a release from all liability in respect of such indemnifiable Claim.

(c) Notwithstanding the foregoing: (i) such Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be payable by such Indemnified Party; and (ii) the rights of such Indemnified Party to be indemnified in respect of indemnifiable claims resulting from the assertion of liability by third parties shall not be adversely affected by its failure to give notice pursuant to the foregoing provisions unless, and, if so, only to the extent that, the other party is materially prejudiced by such failure. With respect to any assertion of liability by a third-party that results in an indemnifiable claim, the parties shall make available to each other all relevant information in their possession that is material to any such assertion. If the Indemnifying Party assumes the defense of an indemnifiable claim, the Indemnifying Party shall reasonably defend such claim until it is fully and finally settled or otherwise resolved.

(d) In the event that the Indemnifying Party fails to assume the defense of an Indemnified Party against any such indemnifiable claim within the Response Period, or the Indemnifying Party fails to reasonably defend such indemnifiable claim after assuming the defense thereof, the Indemnified Party shall have the right to defend, compromise or settle such indemnifiable claim on behalf, for the account, and at the risk of the Indemnifying Party, subject to provisions of this Section 10; provided, however, that the Indemnified Party shall not, without the Indemnifying Party’s prior written consent (which shall not be unreasonably withheld), settle or compromise such indemnifiable claim or consent to entry of any judgment in respect of such indemnifiable claim unless such settlement, compromise or consent includes, as an unconditional term, the giving by the Claimant or the plaintiff to such Indemnified Party (and its subsidiaries and affiliates) a release from all liability in respect of such indemnifiable claim and does not involve any finding or admission of liability by the Indemnified Party.

10.7 Subrogation. To the extent that the Indemnifying Party makes or is required to make any indemnification payment to the Indemnified Party, the Indemnifying Party shall be entitled to exercise, and shall be subrogated to, any rights and remedies (including rights of indemnity, rights of contribution and other rights of recovery) that the Indemnified Party or any of the Indemnified Party’s Representatives may have against any other Person with respect to any Damages, circumstances or Matter to which such indemnification payment is directly or indirectly related. The Indemnified Party shall permit the Indemnifying Party to use the name of the Indemnified Party and the names of the Indemnified Party’s representatives in any transaction or in any Proceeding or other matter involving any such rights or remedies in such manner as may be approved by the Indemnified Party, such consent not to be unreasonably withheld.

10.8 Exclusivity. The right of each party hereto to assert indemnification claims and receive indemnification payments pursuant to this Section 10 shall be exclusive (except with respect to any intentional or fraudulent misrepresentation regarding the subject matter of this Agreement) of or limit any other remedies available to such party.

10.9 Representation. After the Closing, it is possible that Holme Roberts & Owen, LLP will represent the Principal Shareholders in connection with any claims made pursuant to the Transaction Agreements. The Company hereby agrees that Holme Roberts & Owen, LLP may represent the Principal Shareholders in the future in connection with any claims that may be made pursuant to the Transaction Agreements. Purchaser hereby acknowledges and consents to this prospective waiver by the Company.

Section 11. Miscellaneous Provisions.

11.1 Expenses. Other than as specifically provided in this Agreement, each party hereto shall pay all of its own costs and expenses incurred or to be incurred in negotiating and preparing this Agreement and in closing and carrying out the Contemplated Transactions.

11.2 Publicity. No press release, publicity, disclosure or notice to any Person concerning any of the Contemplated Transactions shall be issued, given, made or otherwise disseminated by any party to this Agreement at any time (whether prior to, at or after the Closing) without the prior written approval of the other parties hereto, except pursuant to a Legal Requirement, including securities laws; provided that the party with such obligation will use its commercially reasonable efforts to allow the other party an opportunity to comment on its proposed disclosure, and, in any event, that such other party will be provided with an advance opportunity to review such disclosure.

11.3 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of law).

11.4 Time of the Essence. Time is of the essence for this Agreement.

11.5 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly received (a) if given by certified or registered mail, return receipt requested, postage prepaid, three Business Days after being deposited in the US mails, and (b) if given by courier or other means, when received or personally delivered, and addressed as follows (or at such other address as the intended recipient shall have specified in a written notice given to the other party hereto):

if to Purchaser:

Dennis R. Rilinger, General Counsel

UMB Financial Corporation

1010 Grand Blvd., 6th Floor

Kansas City, MO 64106

with a copy to:

Victoria R. Westerhaus, Esq.

Stinson, Morrison Hecker

1201 Walnut Suite 2900

Kansas City Missouri 64106

if to the Selling Shareholders:

Jeff and Bonnie Clark

4780 North Pole Patch Drive

Pleasant View UT 84414

Jerry Wright

6480 South 2800 East

Uinta UT 84403

Chad Allen

397 North 3125 West

Layton UT 84041

Jill Calton

1262 34th Street

Ogden UT 84403

Michelle Jensen

367 N. Canyon Creek Circle

Layton UT 84040

with a copy to:

Hendrik F. Jordaan, Esq.

Holme Roberts & Owen, LLP

1700 Lincoln, Suite 4100

Denver, CO 80203

Fax: (303) 866-0200

11.6 Table of Contents and Headings. The table of contents of this Agreement and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.7 Assignment. No party hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other Person without the prior written consent of the other parties hereto; which shall not be unreasonably withheld.

11.8 Parties in Interest. Nothing in this Agreement is intended to provide any rights or remedies to any Person (including any employee or creditor of the Company) other than the parties hereto.

11.9 Severability. In the event that any provision of this Agreement, or the application of such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.10 Entire Agreement. This Agreement, together with the Transaction Agreements, schedules and exhibits attached thereto, set forth the entire understanding of Purchaser and the Selling Shareholders and supersede all other agreements and understandings between those parties relating to the subject matter hereof and thereof.

11.11 Waiver. No failure on the part of either party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

11.12 Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of Purchaser and the Principal Shareholders.

11.13 Interpretation of Agreement.

(a) Each party hereto acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in connection with the construction or interpretation of this Agreement.

(b) Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”

(d) References herein to “Sections” and “Exhibits” are intended to refer to Sections of and Exhibits to this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

This Agreement has been duly executed and delivered by Purchaser Parties and the Selling Shareholders as of the date set forth above.

PURCHASER PARTIES: UMB FINANCIAL CORPORATION, a Missouri corporation

By:	/s/ Peter J. deSilva
Name:	Peter J. deSilva
Title:	President and COO

UMB FUND SERVICES, a Wisconsin corporation

By:	/s/ John P. Zader
Name:	John P. Zader
Title:	Chief Executive Officer

SELLING SHAREHOLDERS:

By:	/s/ Jeffrey D. Clark
Jeffrey D. Clark

By:	/s/ Bonnie J. Clark
Bonnie J. Clark

By:	/s/ Michelle Jensen
Michelle Jensen

By:	/s/ Chad J. Allen
Chad J. Allen

By:	/s/ Jerry A. Wright
Jerry A. Wright

By:	/s/ Jill L. Calton
Jill L. Calton

[Signature page of Stock Purchase Agreement]

EXHIBIT A

[RESERVED]

A-1

EXHIBIT B

[RESERVED]

B-1

EXHIBIT C

Earn-out Amounts

The parties agree that the Earn-out Amounts, and corresponding Incentive Bonus Pool Amounts and Additional Purchase Price Amounts, shall be calculated and paid in accordance with this Exhibit C as set forth below.

(a) Certain Defined Terms. For purposes of this Exhibit C, the following terms have the meanings ascribed to them below:

(i) “Additional Purchase Price Amount” shall have the meaning ascribed to it in Section (d) of this Exhibit C.

(ii) “Adjusted Earn-out Payments Metrics” shall have the meaning set forth in Subsection (f)(i) of this Exhibit C.

(iii) “Base Revenue” (which shall be used solely for purposes of determining Revenue Growth and the Revenue Multiplier for the Company’s first fiscal year 2010 (covering the period from May 1, 2009 through April 30, 2010)) shall be equal to $14,101,532 and has been computed by adding (A) the Revenue of the Company calculated consistent with the calculation of the Closing Cash Payment pursuant to Section 2.1(a) (i.e., using the Company’s revenue run rate from January 1, 2009 through March 31, 2009 (with exclusions as provided for in this Agreement) of $2,561,584 and multiplying such amount by four, which equals $10,246,336), plus (B) the UMBFS Alternative Investment Revenue as computed under the methodology set forth in Section (b)(iii) of this Exhibit C (i.e., using Purchaser’s revenue run rate (with specified exclusions) from January 1, 2009 through March 31, 2009 of $963,799, multiplied by four, which equals $3,855,196).

(iv) “Cause” shall have the meaning ascribed to it in the Employment, Non-Competition and Non-Solicitation Agreement of Jeffery D. Clark dated as of May 7, 2009.

(v) “Change in Control” shall mean (A) the sale, lease, conveyance or other disposition of all or substantially all of the assets of Purchaser, the Company or Parent to any person or group (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), (B) the merger or consolidation of Purchaser or the Company (or any of their respective direct or indirect parent entities) where the shareholders of Purchaser, the Company or the applicable parent entity immediately before the transaction do not own 50% or more of the surviving company, (C) the liquidation or dissolution of Purchaser, the Company or any of their respective parent entities, or (D) the occurrence of any other transaction that results in a person or company, or group of affiliated persons or companies, acquiring within a twelve (12)-month period, directly or indirectly, 50% or more of the total voting power of the stock of Purchaser, the Company (or any of their respective direct or indirect parent entities).

C-1

(vi) “Clark” shall mean Jeffrey D. Clark.

(vii) “Earn-out Term” shall have the meaning ascribed to it in Section (c) of this Exhibit C.

(viii) “Good Reason” shall have the meaning ascribed to it in the Employment, Non-Competition and Non-Solicitation Agreement of Clark dated as of May 7, 2009.

(ix) “Incentive Bonus Pool Amount” shall have the meaning ascribed to it in the Incentive Bonus Plan.

(x) “Profit,” for any particular fiscal year, shall mean the consolidated profit of the Company and its subsidiaries, if any, determined in accordance with GAAP, applied consistent with past practices of the Company (but reflecting adjustments required by GAAP); provided, however, that the determination of “Profit” shall not include:

(1) any extraordinary gain or loss that is mutually agreed upon by the Company and Purchaser;

(2) any intercompany charges or allocations of general or administrative expenses between the Company and the Purchaser Parties or the Purchaser Parties’ affiliates which have not been approved by the Principal Shareholders;

(3) any amounts paid pursuant to the Incentive Bonus Plan;

(4) any legal fees, broker fees, insurance premiums or other costs or expenses directly or indirectly incurred to facilitate the Contemplated Transactions, or any bonuses or similar payments paid prior to or on the Closing Date in connection with the Contemplated Transactions, including all such amounts as reflected in the flow of funds memorandum which as been provided to the Purchaser herewith;

(5) any allocation of employee benefits-related expenses from the Purchaser Parties or their affiliates which exceeds the actual per-capita cost of the benefits;

(6) any costs or expenses attributable to employees or independent contractors that are not approved by Clark and are on terms or conditions that are more burdensome to the Company than the terms and conditions prevailing in the industry generally;

(7) any interest expense;

(8) any transactions between the Company and the Purchaser Parties or their affiliates that are not reflected on an arm’s length basis;

(9) any costs and expenses associated with any audit regarding the Closing Date Net Working Capital or any Earn-out Amount; and

(10) any federal, state or local income taxes.

For the avoidance of doubt, any increase in the historical depreciation and amortization expenses of the Company that is associated in any way with the Section 338(h)(10) election for tax purposes (or associated in any way with any similar adjustments that may be required for GAAP) shall not be considered for purposes of determining “Profit.”

(xi) “Profit Margin,” for any particular fiscal year, shall mean the profit margin of the Company, for such fiscal year, determined by dividing Profit by Revenue; provided however that for purposes of annually determining the profit margin of the Company for purposes of determining the applicable Profit Margin Modifier (see below) for the applicable year:

1.	In instances where the Revenue derived from a client is attributed to the Company pursuant to the provisions of this Exhibit C, but some or all of the services associated with such Revenue are in fact being provided by the Purchaser (e.g., a client who contracted with the Company for services but which prefers to receive those services from the Milwaukee or Philadelphia offices of Purchaser), then for purposes of calculating the Profit associated with such client, an amount for expenses equal to the average client profit margin of the Company multiplied by the revenues received from such client shall be subtracted from the revenues received from such client.

2.	In instances where a client whose Revenues are not attributed to Company under the provisions of this Exhibit C, but which is receiving services from the Company (e.g., a client who contracted with Purchaser for services but who prefers to receive those services from Company’s Ogden offices), then the Company’s expenses shall be reduced by an amount equal to the Company’s average expense ratio for such services, multiplied by the revenues received from Purchaser from the client, for purposes of determining the Company’s annual Profit Margin. For the avoidance of doubt, the Revenue of such client is not included in the Company’s Revenue for purposes of this Exhibit C.

(xii) “Profit Margin Modifier” shall mean:

(A)	During the first fiscal year of the Earn-out Term, a percentage, between 0% and 100%, inclusive, such that (a) a Profit Margin of less than 10% equates to a Profit Margin Modifier of 0%, (b) a Profit Margin of 25% or more equates to a Profit Margin Modifier of 100%, and (c) a Profit Margin equal to or greater than 10% and less than 25% shall equal a Profit Margin Modifier equal to the percentage reflected in the table below, with linear interpolation for all numbers between 10% and 25%. The table below sets forth examples reflecting the calculation of the Profit Margin Modifier.

Profit Margin	Profit Margin Modifier
25% or more	100%
22.5%	87.5%
20%	75%
17.5%	62.5%
15%	50%
12.5%	37.5%
10%	25%
< 10%	0%

(B)	After the first fiscal year of the Earn-out Term, a percentage, between 0% and 100%, inclusive, such that (a) a Profit Margin of less than 10% equates to a Profit Margin Modifier of 0%, (b) a Profit Margin of 40% or more equates to a Profit Margin Modifier of 100%, and (c) a Profit Margin equal to or greater than 10% and less than 40% shall equal a Profit Margin Modifier equal to the percentage reflected in the table below, with linear interpolation for all numbers between 10% and 40%. The table below sets forth examples reflecting the calculation of the Profit Margin Modifier.

Profit Margin	Profit Margin Modifier
40% or more	100%
35%	87.5%
30%	75%
25%	62.5%
20%	50%
15%	37.5%
10%	25%
< 10%	0%

(xiii) “Revenue,” for any particular fiscal year, shall mean the revenue of the Company, for such fiscal year, determined in accordance with GAAP, and solely for purposes of determining Revenue Growth under the provisions of subsections (xiv) and (xv) below, adjusted as set forth in Section (b)(iv) of this Exhibit C.

(xiv) “Revenue Multiplier,” for any particular fiscal year, shall mean the number designated in the column titled “Revenue Multiplier” in the table below and corresponding to the Revenue Growth achieved by the Company with respect to such fiscal year, as reflected in the column entitled “Revenue Growth.”

Revenue Growth (RG)	Revenue Multiplier
RG < 0%	0
0% < RG < 2.5%	1
2.5% < RG < 5%	2
5% < RG <10%	3
10% < RG < 15%	3.5
15% < RG < 20%	4
20% < RG < 25%	5
25% < RG <30%	6
30% < RG	7

(xv) “Revenue Growth,” for any particular fiscal year, shall be calculated as follows:

(A)	the difference between (x) Revenue for such current fiscal year, minus (y) Revenue for the prior fiscal year,

(B)	divided by Revenue for the prior fiscal year.

For the avoidance of doubt, Revenue Growth for the Company’s first fiscal year 2010 (covering the period from May 1, 2009 through April 30, 2010) shall be calculated by dividing (A) the difference between (x) the Revenue for the fiscal year 2010 and (y) Base Revenue by (B) Base Revenue.

(b) Adjustments to “Revenue” Solely for purposes of determining the Revenue Growth used to compute the Revenue Multiplier used to compute the Earn-out Amounts, the parties agree that the following adjustments shall be made to “Revenue” ; for the avoidance of doubt, none of the adjustments provided for in this subsection (b) shall be applicable in any determination of the “Revenue” referenced in subsection (d)(i)(a) below:

(i) “Existing UMBFS Customer” means any entity that, as of the Closing Date, both: (a) is currently receiving services from the Purchaser, and (b) has already received a bill for such services.

(ii) “UMBFS Prospect” means any entity on the written list of prospects separately agreed to by the parties.

(iii) “Existing UMBFS Alternative Investment Revenue” means Revenues received by UMBFS in consideration of its provisions of alternative investment services, from Existing UMBFS Customers, but does not include any Revenues associated with any additional funds, accounts, or other collective investment vehicle advised by or associated with Hatterus Capital Investment Management, LLC or Hatterus Capital Investment Partners, LLC or any of their affiliates for which Purchaser may be hereafter retained to provide services; for the avoidance of doubt, it is agreed that Existing UMBFS Alternative Investment Revenue does not include Revenues associated with any UMBFS Prospect and does not include any Revenues received by UMB Bank N.A. for custody, cash management or other services (other than services provided by the Company).

(iv) The parties agree that the Existing UMBFS Alternative Investment Revenues will be deemed to be included within the “Revenue” of the Company solely for the purposes of the computation of the applicable Revenue Growth and Revenue Multiplier provided for in section (a) (xiv) and (xv) above.

(c) Earn-out Hurdles. The Earn-out Amounts shall be determined for each of the Company’s fiscal years ending in 2010, 2011, 2012 and 2013 (the “Earn-out Term”). The Company’s fiscal year shall be from May 1 through April 30 for each year, starting May 1, 2009 for the 2010 fiscal year, May 1, 2010 for the 2011 fiscal year, and so forth. The Earn-out Amount with respect to any particular fiscal year during the Earn-out Term shall be subject to the Company’s achievement of the following two (2) hurdles during such fiscal year:

(i) Revenue Growth equal to or greater than 0% during such fiscal year; and

(ii) Profit Margin equal to or greater than 10% during such fiscal year.

(d) Calculation of Earn-out Amounts; Allocation of Earn-out Amounts as between Incentive Bonus Pool Amount and Additional Purchase Price Amount.

(i) If, with respect to any particular fiscal year during the Earn-out Term, the Company meets or exceeds the hurdles described in Section (c) of this Exhibit C, then, subject to the set-off rights set forth in Section 10.3(b), the Purchaser shall pay to the Selling Shareholders an aggregate amount (the “Additional Purchase Price Amount”) as follows for such fiscal year:

(a) the Revenue for such fiscal year, multiplied by

(b) the Revenue Multiplier for such fiscal year; multiplied by

(c) the Profit Margin Modifier for such fiscal year; and that product then divided by

(d) eight (8) (the quotient of (c) and (d) is the “Earn-out Amount”); and

(e) such Earn-out Amount then reduced by the Incentive Bonus Pool Amount.

(ii) At the same time any Additional Purchase Price Amount is paid to the Selling Shareholders, the Incentive Bonus Pool Amount (net of any applicable Tax withholdings) shall be paid to applicable Managing Directors and the Key Company Employees pursuant to the Incentive Bonus Plan.

The Additional Purchase Price Amount shall be allocated and paid to the Selling Shareholders in the same relative proportions as payments made pursuant to Section 2.2(a).

(iii) Notwithstanding anything to the contrary in this Agreement (including this Exhibit C):

(a) if the Company, directly or indirectly, sells, exchanges or otherwise disposes of any material portion of its assets or liabilities, other than in the ordinary course of business (a “Material Disposition”), then the revenues associated with such assets, or the liabilities associated with such expenses, shall be disregarded for purposes of computing Revenues, Earn-out Amounts, Revenue Growth, Additional Purchase Price Amounts, Incentive Bonus Pool Amounts and all other computations made pursuant to this Exhibit C for the relevant partial or whole year or years following such sale, exchange or disposition during the Earn-out Term; and

(b) if the Company or Purchaser, directly or indirectly, purchases, exchanges or otherwise acquires any material assets or liabilities other than in the ordinary course of business (a “Material Acquisition”), then the revenues associated with such assets, or the liabilities associated with such expenses, shall be disregarded for purposes of computing Revenues, Earn-out Amounts, Revenue Growth, Additional Purchase Price Amounts, Incentive Bonus Pool Amounts and all other computations made pursuant to this Exhibit C for the relevant partial or whole year or years following such purchase, exchange or acquisition during the Earn-out Term.

(e) Audit and Financial Statements. For the purpose of determining the Earn-out Amount for each year during the Earn-out Term, the Company’s financial statements shall be audited in accordance with GAAP and adjusted as set forth in Section (b)(iv) of this Exhibit C, applied consistent with past practices of the Company (subject to adjustments for GAAP) by an independent certified public accounting firm of Purchaser’s and the Selling Shareholders’ joint selection. Within sixty (60) days after each of April 30, 2010, 2011, 2012 and 2013, such accounting firm shall determine the Revenue, Revenue Growth, Profit, Profit Margin and Earn-out Amount with respect to such prior fiscal year from the results of each such audit and consistent with the terms of this Agreement (including this Exhibit C), and shall furnish the Principal Shareholders and Purchaser with a true, correct and complete copy of such audit and such determination. Each party agrees to cooperate in, and to provide all information necessary or reasonably requested by such accounting firm in connection with, the conduct of such audit.

In addition, the parties agree that the Selling Shareholders shall pay rent at fair market rates for any space utilized by them (other than in their capacities as employees or agents of the Company) or by any of their companies and Praesideo shall pay fees at fair market rates for the Company services utilized. Any dispute arising from or relating to any of the Earn-out Amounts shall be resolved in accordance with the dispute resolution provisions of this Agreement of which this Exhibit C is a part. Purchaser shall pay Additional Purchase Price Amounts that are due in accordance with this Exhibit C to the Selling Shareholders within thirty (30) days following the Purchaser’s receipt of the aforementioned audit and determination by the accounting firm, and Purchaser shall make payment of Additional Purchase Price Amounts by wire transfer of immediately available funds to such accounts as the Shareholder Representative shall direct.

(f) Computation of Earn-out Payments in the Event of a Public Offering, a Change in Control or Involuntary Termination.

(i) Upon Public Offering. If, on or prior to the end of the Earn-out Term, (A) Purchaser, the Company or any of their respective successors, consummates any transaction involving the registration and underwritten sale of shares of common stock or securities convertible into or exchangeable for common stock of any of such entities, resulting in gross proceeds to any of such entities of at least $50 million, and (B) the Company terminates Clark’s employment without Cause or Clark voluntarily terminates his employment with the Company (other than for Good Reason), then the Purchaser shall pay the Selling Shareholders Additional Purchase Price Amounts (not already paid) and shall also pay the Managing Directors and the Key Company Employees the Incentive Bonus Pool Amounts computed based upon the greater of (X) a Revenue Multiplier of 4.5 and a profit multiplier of 100%, or (Y) the actual Revenue Multiplier and profit multiplier for each remaining period (the “Adjusted Earn-out Payments Metrics”) and in accordance with the time frames set forth in Subsection (e) above.

(ii) Change of Control. If, on or prior to the end of the Earn-out Term, (A) a Change in Control occurs, and (B) the Company terminates Clark’s employment without Cause or Clark terminates his employment with the Company for Good Reason, then the Purchaser shall pay the Selling Shareholders the Additional Purchase Price Amounts (not already paid) computed based upon the greater of the Adjusted Earn-out Payments Metrics and in accordance with the time frames set forth in Subsection (e) above and shall also pay the Managing Directors and the Key Company Employees the Incentive Bonus Pool Amounts computed using the Adjusted Earn-out Payments Metrics and in accordance with time frames set forth in Subsection (e) above.

(iii) Payments Upon Termination of Employment Without Cause or For Good Reason. If the Company terminates Clark’s employment without Cause or Clark terminates his employment with the Company for Good Reason, then the Purchaser shall pay the Selling Shareholders the Additional Purchase Price Amounts (not already paid) computed based upon the greater of the Adjusted Earn-out Payments Metrics and in accordance with the time frames set forth in Subsection (e) above and shall also pay the Managing Directors and the Key Company Employees the Incentive Bonus Pool Amounts computed using the Adjusted Earn-out Payments Metrics and in accordance with the time frames set forth in Subsection (e) above.

(iv) Termination of Employment For Cause; Voluntary Termination. If the Company terminates Clark’s employment for Cause or if Clark voluntarily terminates his employment with the Company (without Good Reason), then the Earn-out Amounts will continue to be calculated and be payable in accordance with Subsections (d) and (e) of this Exhibit C.

(g) Certain Additional Covenants. The Principal Shareholders and the Purchaser covenant that, at all times during the Earn-out Term:

(i) Purchaser agrees that it will not dissolve, liquidate, cease, or wind-up the operations of the Company (and shall cause the Company not to be dissolved or liquidated or its business or affairs, in whole or in substantial part, ceased or wound-up); provided, however, that the Purchaser may merge or consolidate the Company in the event Clark is no longer with the Company or for valid business reasons; provided, further, that any such merger or consolidation is subject to approval by Clark, which approval shall not be unreasonably withheld;

(ii) Purchaser and the Principal Shareholders agree that they will act in good faith, with reasonable diligence and will use commercially reasonable efforts consistent with the overall financial and business objectives and requirements of the Company and Purchaser to facilitate the achievement of the earn-out; and

(iii) If Clark’s employment with the Company is terminated without Cause or Clark terminates his employment for Good Reason, Purchaser agrees to continue to calculate the Earn-out Amounts in a manner consistent with GAAP and this Schedule C and the methods of calculation used by the parties prior to any such termination, subject to adjustments to reflect GAAP and to the following covenants:

(A) to operate and price the Company’s services consistent with the Company’s past practices and the overall financial and business objectives and requirements of the Company and Purchaser or as consented to by Clark, such consent not to be unreasonably withheld; and

(B) to provide such reasonable funding to the Company as the parties mutually agree is reasonably necessary for the Company to achieve the Earn-out Amounts.

(iv) During the Earn-out Term and for as long as Clark is employed by the Company, Purchaser agrees to maintain Clark on the Board and the board of directors of Purchaser. If Clark’s employment with the Company is terminated without Cause or Clark terminates his employment for Good Reason, Purchaser agrees to grant Clark observation rights on the Board and the board of directors of Purchaser during the remainder of the Earn-out Term. If Clark is terminated for Cause or terminates his employment without Good Reason, Purchaser shall have no obligation to either maintain Clark on the Board or the board of directors of Purchaser or to provide him with any board observer rights on such boards of directors.

EXHIBIT D

[RESERVED]

D-1

EXHIBIT E

Key Company Employees

Michelle Jensen

Chad J. Allen

Jerry A. Wright

Jill L. Calton

Kenneth Lower

Monica J. Christensen

Amy E. Nuttall

Callie McDaniel

Katie Brown

Melanie L. Conger

Spencer Erickson

Chelsea Chen

Brittany Allred

Michael Siler

Troy Joosten

Tyler Barker

Josh Clark

Cindy Murray

Jeremy Woodward

E-1

EXHIBIT F

Purchase Price Allocation

Pursuant to Section 8.6(c) of the Agreement, the Selling Shareholders and the Purchaser will allocate the Purchase Price paid to the Selling Shareholders among the assets of the Company according to an allocation that is mutually agreeable to the parties and that is consistent with applicable law (including applicable Treasury Regulations under Section 338 of the Code). For purposes of performing such allocation of the Purchase Price, the parties agree that the amount to be allocated to any of the Company’s Class IV and Class V assets shall be approximately equal to the current book value shown on the March 31, 2009 balance sheet prepared as part of the Interim Financial Statements, and the parties currently anticipate that the aggregate amount to be allocated to the non-competition agreements of the Selling Shareholders shall not exceed $1,500,000 (One Million Five Hundred Thousand Dollars).

F-1